C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2005 NOV -7 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : EC/GS/CPP/253/05

05012331

BY AIRMAIL

27th October, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 27th October, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding Notice of Special General Meeting
   Date : 27th October, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Circular regarding New Continuing Connected Transaction, Revision of the Existing Annual Caps under the Shanghai Lotus Continuing Connected Transactions, The Supplemental Agreement and Proposed Amendments to the Bye-Laws
   Date : 27th October, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 30th November, 2005 at 11:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions or, as the case may be, special resolution of the Company:

ORDINARY RESOLUTIONS

1. "THAT

(i) the agreement dated 9th September, 2005 (the "Chia Tai Food Packaged Food and Poultry Products New Supply Agreement") entered into between 正大食品企業（上海）有限公司 (Chia Tai Food Product (Shanghai) Co., Ltd.) ("Chia Tai Food") and 廣州易初蓮花連鎖超市有限公司 (Chia Tai-Lotus (Guangzhou) Investment Company Limited) ("Guangzhou Lotus"), pursuant to which Chia Tai Food has agreed to supply packaged food, poultry products and processed meat, on an ongoing basis, to Guangzhou Lotus, (a copy of which is produced to the meeting marked "A" and initialled by the chairman of the meeting for identification purpose), the terms of the Chia Tai Food Packaged Food and Poultry Products New Supply Agreement and the transactions contemplated thereunder be and are hereby confirmed, approved and ratified, and any one director of the Company be and is hereby authorised to take such actions and execute such documents (to be countersigned by another director of the Company or by the secretary of the Company, if the common seal of the Company is required to be affixed thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder; and

(ii) the proposed annual caps in relation to the transactions under the Chia Tai Food Packaged Food and Poultry Products New Supply Agreement for the two month period of November and December, 2005 and each of the two financial years ending 31st December, 2006 and 31st December, 2007 being HK$1,000,000, HK$6,600,000 and HK$7,260,000, respectively be and are hereby approved."

2. "THAT

(i) the agreement dated 9th September, 2005 (the "First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement") entered into between 青島正大有限公司 (Qingdao Chia Tai Company Limited) ("Qingdao Chia Tai") and 廣州易初蓮花連鎖超市有限公司 (Chia Tai-Lotus (Guangzhou) Investment Company Limited) ("Guangzhou Lotus"), pursuant to which Qingdao Chia Tai has agreed to supply chicken and processed meat, on an ongoing basis, to Guangzhou Lotus, (a copy of which is produced to the meeting marked "B" and initialed by the chairman of the meeting for identification purpose), the terms of the First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and the transactions contemplated thereunder be and are hereby confirmed, approved and ratified, and any one director of the Company be and is hereby authorised to take such actions and execute such documents (to be countersigned by another director of the Company or by the secretary of the Company, if the common seal of the Company is required to be affixed thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder; and

Co., Ltd) and 香河正大有限公司 (Xianghe Chia Tai Co., Ltd.), to amend the Shanghai Lotus Duck and Processed Meat Purchase Agreement (as defined in the circular of the Company dated 27th October, 2005 of which this notice forms part) to include duck down in the types of product to be supplied and purchased thereunder, (a copy of which is produced to the meeting marked "D" and initialed by the chairman of the meeting for identification purpose), the terms of the Supplemental Agreement and the transactions contemplated thereunder be and are hereby confirmed, approved and ratified, and any one director of the Company be and is hereby authorised to take such actions and execute such documents (to be countersigned by another director of the Company or by the secretary of the Company, if the common seal of the Company is required to be affixed thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder."

SPECIAL RESOLUTION

7. "THAT the bye-laws of the Company be amended as follows:

(i) Bye-law 77

By deleting bye-law 77 in its entirety and substituting therefor the following:

"Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director and subject to the Companies Act, the Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or, subject to the number of Directors determined for the time being by the Company in general meeting, as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following general meeting (in the case of filling a casual vacancy) or until the next following annual general meeting (in the case of an addition to their number) and shall then be eligible for re-election but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting."; and

(ii) Bye-law 82

By deleting bye-law 82 in its entirety and substituting therefor the following:

"Subject to the provisions of Bye-Law 77 and subject to the manner of retirement by rotation of Directors as from time to time prescribed under the Listing Rules, at every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not less than one-third shall retire from office, such that each Director to retire (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years at the annual general meeting of the Company. A Director retiring at a meeting shall retain office until the close of the meeting."

(ii) the proposed annual caps in relation to the transactions under the First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement for the two month period of November and December, 2005 and each of the two financial years ending 31st December, 2006 and 31st December, 2007 being HK$5,200,000, HK$34,320,000 and HK$37,752,000, respectively be and are hereby approved."

3. **"THAT**

(i) the agreement dated 9th September, 2005 (the "Ningbo Chia Tai Edible Oil New Supply Agreement") entered into between 寧波正大糧油實業有限公司 (Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.) ("Ningbo Oil") and 廣州易初蓮花連鎖超市有限公司 (Chia Tai-Lotus (Guangzhou) Investment Company Limited) ("Guangzhou Lotus"), pursuant to which Ningbo Oil has agreed to supply edible oil, on an ongoing basis, to Guangzhou Lotus, (a copy of which is produced to the meeting marked "C" and initialed by the chairman of the meeting for identification purpose), the terms of the Ningbo Chia Tai Edible Oil New Supply Agreement and the transactions contemplated thereunder be and are hereby confirmed, approved and ratified, and any one director of the Company be and is hereby authorised to take such actions and execute such documents (to be countersigned by another director of the Company or by the secretary of the Company, if the common seal of the Company is required to be affixed thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder; and

(ii) the proposed annual caps in relation to the transactions under the Ningbo Chia Tai Edible Oil New Supply Agreement for the two month period of November and December, 2005 and each of the two financial years ending 31st December, 2006 and 31st December, 2007 being HK$5,000,000, HK$33,000,000 and HK$36,300,000, respectively be and are hereby approved."

4. **"THAT** the annual caps under the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement (as defined in the circular of the Company dated 27th October, 2005 of which this notice forms part) for each of the three financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 be increased to HK$50,000,000, HK$55,000,000 and HK$60,500,000, respectively."

5. **"THAT** the annual caps under the Shanghai Lotus Duck and Processed Meat Purchase Agreement (as defined in the circular of the Company dated 27th October, 2005 of which this notice forms part) for each of the three financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 be increased to HK$3,500,000, HK$3,850,000 and HK$4,235,000, respectively."

6. **"THAT** the supplemental agreement dated 9th September, 2005 (the "Supplemental Agreement") entered into between 上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 27th October, 2005

As at the date of this notice, the Board of the Company comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive Directors, namely Mr. Ma Chiu Cheung, Andrew, Mr. Kowit Wattana and Mr. Sombat Deo-isres.

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.
2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.
3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.
4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.
6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.
7. Pursuant to the existing Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by any shareholder or shareholders of the Company present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities of C.P. Pokphand Co. Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NEW CONTINUING CONNECTED TRANSACTIONS, REVISION OF THE EXISTING ANNUAL CAPS UNDER THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS, THE SUPPLEMENTAL AGREEMENT AND PROPOSED AMENDMENTS TO THE BYE-LAWS

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

集團 滙富 *KingswayGroup*

Kingsway Capital Limited

A letter from the Board is set out on pages 6 to 18 of this circular. A letter from the Independent Board Committee to the Independent Shareholders is set out on page 19 of this circular and a letter of advice from Kingsway Capital Limited to the Independent Board Committee and the Independent Shareholders is set out on pages 20 to 36 of this circular.

A notice convening the special general meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 30th November, 2005 at 11:30 a.m. is set out on pages 44 to 47 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

27th October, 2005

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement dated 5th October, 2005 issued by the Company
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Bye-Laws"	the bye-laws of CPP (as amended from time to time)
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of CPP
"Chia Tai Food"	正大食品企業(上海)有限公司 (Chia Tai Food Product (Shanghai) Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and a subsidiary of CPP
"Chia Tai Food Packaged Food and Poultry Products New Supply Agreement"	the supply agreement entered into between Chia Tai Food and Guangzhou Lotus on 9th September, 2005 in relation to the supply of packaged food, poultry products and processed meat, on an ongoing basis, by Chia Tai Food to Guangzhou Lotus
"connected person"	has the meaning ascribed to it under the Listing Rules
"CPP" or "Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange
"CPP Subsidiaries"	Chia Tai Food, Qingdao Chia Tai and Ningbo Oil
"C.P. Seven Eleven"	C.P. Seven Eleven Public Company Limited, a company incorporated in Thailand whose shares are listed on the Stock Exchange of Thailand
"CTEI"	Chia Tai Enterprises International Limited (正大企業國際有限公司), a company incorporated in the Cayman Islands whose shares are listed and traded on the Main Board of the Stock Exchange

"Directors"	the directors of CPP
"Existing Annual Caps"	the existing annual caps under the Shanghai Lotus Continuing Connected Transactions approved by the Independent Shareholders at the Previous Special General Meeting
"First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement"	the supply agreement entered into between Qingdao Chia Tai and Guangzhou Lotus on 9th September, 2005 in relation to the supply of chicken and processed meat, on an ongoing basis, by Qingdao Chia Tai to Guangzhou Lotus
"Group"	CPP and its subsidiaries
"Guangzhou Lotus"	廣州易初蓮花連鎖超市有限公司 (Chia Tai-Lotus (Guangzhou) Investment Company Limited), a limited liability company established in the PRC and a subsidiary of Lotus-CPF (PRC) Investment Company Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board comprising three independent non-executive Directors, which has been established to advise the Independent Shareholders in relation to the terms and the related annual caps of the New Continuing Connected Transactions, the Revised Annual Caps and the Supplemental Agreement
"Independent Shareholders"	Shareholders other than the Chearavanont Shareholders and their respective associates (including CPI Holding Co., Ltd. and Worth Access Trading Limited)
"Kingsway"	Kingsway Capital Limited, a licensed corporation for Type 6 regulated activities as set out in Schedule 5 of the SFO, appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the terms and the related annual caps of the New Continuing Connected Transactions, the Revised Annual Caps and the Supplemental Agreement
"Latest Practicable Date"	25th October, 2005 being the latest practicable date for ascertaining certain information contained in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Lotus-CPF Agreement"	the conditional agreement entered into between Union Growth Investments Limited and Charoen Pokphand Group Co., Ltd. on 9th September, 2005 in relation to the acquisition by Union Growth Investments Limited of 10% of the issued share capital of Lotus-CPF (PRC) Investment Company Limited, details of which was disclosed in the announcement issued by CTEI dated 16th September, 2005
"New Continuing Connected Transactions"	the transactions to be carried out under the New Continuing Connected Transactions Agreements
"New Continuing Connected Transactions Agreements"	Chia Tai Food Packaged Food and Poultry Products New Supply Agreement, First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement, and Ningbo Chia Tai Edible Oil New Supply Agreement
"Ningbo Chia Tai Edible Oil New Supply Agreement"	the supply agreement entered into between Ningbo Oil and Guangzhou Lotus on 9th September, 2005 in relation to the supply of edible oil, on an ongoing basis, by Ningbo Oil to Guangzhou Lotus
"Ningbo Oil"	寧波正大糧油實業有限公司 (Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and a subsidiary of CPP
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Previous Announcement"	the announcement issued by CPP dated 17th February, 2005 in relation to, among other matters, the Continuing Connected Transactions (as defined therein)
"Previous Special General Meeting"	the special general meeting of the Company held on 21st April, 2005
"Qingdao Chia Tai"	青島正大有限公司 (Qingdao Chia Tai Company Limited), a wholly foreign-owned enterprise established in the PRC and a subsidiary of CPP

"Revised Annual Caps"	the revised annual caps under the Shanghai Lotus Continuing Connected Transactions proposed for each of the three financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007, respectively, to be approved by the Independent Shareholders at the SGM
"RMB"	renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended from time to time
"SGM"	a special general meeting of CPP to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 30th November, 2005 at 11:30 a.m. to approve the terms and the related annual caps of the New Continuing Connected Transactions, the Revised Annual Caps, the Supplemental Agreement, and the proposed amendments to the Bye-Laws, notice of which is set out on pages 44 to 47 of this circular
"Shanghai Lotus"	上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.), a sino-foreign cooperative joint venture established in the PRC and a subsidiary of C.P. Seven Eleven
"Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement"	the purchase agreement entered into between Shanghai Lotus and Chia Tai Food on 15th February, 2005 in relation to the purchase of chicken and processed meat, on an ongoing basis, by Shanghai Lotus from Chia Tai Food
"Shanghai Lotus Continuing Connected Transactions"	the continuing transactions under the Shanghai Lotus Continuing Connected Transactions Agreements, which constitute continuing connected transactions as defined in the Listing Rules
"Shanghai Lotus Continuing Connected Transactions Agreements"	Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement, Shanghai Lotus Duck and Processed Meat Purchase Agreement and the Supplemental Agreement
"Shanghai Lotus Duck and Processed Meat Purchase Agreement"	the purchase agreement entered into between Shanghai Lotus and Xianghe Chia Tai on 15th February, 2005 in relation to the purchase of duck and processed meat, on an ongoing basis, by Shanghai Lotus from Xianghe Chia Tai, as amended by the Supplemental Agreement

"Shareholders"	shareholders of CPP
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	a supplemental agreement entered into between Shanghai Lotus and Xianghe Chia Tai on 5th October, 2005 to amend certain terms of the Shanghai Lotus Duck and Processed Meat Purchase Agreement
"Xianghe Chia Tai"	香河正大有限公司 (Xianghe Chia Tai Co., Ltd.,) a wholly foreign-owned enterprise established in the PRC and a subsidiary of CPP

Translations of RMB into HK$, and US$ into HK$ are made in this circular at the following respective exchange rates for illustration purposes only. No representation is made that any amounts in RMB or US$ could have been or could be converted at those rates or at any other rates:

RMB1.00	*HK$0.96*
US$1.00	*HK$7.80*

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Anan Athigapanich
Mr. Damrongdej Chalongphuntarat
Mr. Robert Ping-Hsien Ho
Mr. Bai Shanlin
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Ma Chiu Cheung, Andrew*
Mr. Kowit Wattana*
Mr. Sombat Deo-isres*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

27th October, 2005

To the Shareholders

Dear Sir or Madam,

NEW CONTINUING CONNECTED TRANSACTIONS, REVISION OF THE EXISTING ANNUAL CAPS UNDER THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS, THE SUPPLEMENTAL AGREEMENT AND PROPOSED AMENDMENTS TO THE BYE-LAWS

INTRODUCTION

The Board announced in the Announcement, among other matters, that on 9th September, 2005, the relevant CPP Subsidiaries entered into the Chia Tai Food Packaged Food and Poultry Products New Supply Agreement, the First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and the Ningbo Chia Tai Edible Oil New Supply Agreement, with Guangzhou Lotus in relation to the supply of produce including packaged food, poultry products, edible oil and chicken and processed meat by the respective CPP Subsidiaries to Guangzhou Lotus. These agreements set out the framework within which

the relevant produce is to be supplied and in particular the key terms and conditions and the general pricing principles to be followed by Guangzhou Lotus when it places specific orders from time to time with the relevant CPP Subsidiaries for the purchase of the relevant produce.

Upon completion of the Lotus-CPF Agreement, Guangzhou Lotus will become a subsidiary of CTEI and an associate of the controlling shareholders of CPP, and therefore will be a connected person of CPP as defined under Rule 14A.11 of the Listing Rules. When Guangzhou Lotus has become a connected person of CPP, the New Continuing Connected Transactions will become connected transactions of CPP and the terms and the related annual caps of the New Continuing Connected Transactions Agreements will be subject to the Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of Kingsway. Completion of the Lotus-CPF Agreement is conditional upon, among other things, the independent shareholders' approval of CTEI being obtained. If the Lotus-CPF Agreement fails to be completed, Guangzhou Lotus will not become an associate of a connected person of CPP under the Listing Rules, and none of the transactions entered into with Guangzhou Lotus under the New Continuing Connected Transactions Agreements will become a connected transaction of CPP and therefore will not require the Independent Shareholders' approval.

The Board also referred in the Announcement to the Previous Announcement, in which the Company announced that the Group had entered into the Continuing Connected Transactions comprising of the Shanghai Lotus Continuing Connected Transactions (as defined in the Previous Announcement), each of which and the related annual caps were approved by the Independent Shareholders at the Previous Special General Meeting. The significant increase in demand in the relevant produce from Shanghai Lotus in recent months was beyond the Directors' previous expectation. For the period from 1st January to 30th September, 2005, the aggregate value of the supply of the relevant produce to Shanghai Lotus almost reached the relevant annual caps for the relevant Shanghai Lotus Continuing Connected Transactions for the whole financial year ending 31st December, 2005. In order to allow Chia Tai Food and Xianghe Chia Tai to continue to supply the relevant produce to Shanghai Lotus under the terms and conditions set out in the Shanghai Lotus Continuing Connected Transactions Agreements, Chia Tai Food and Xianghe Chia Tai propose to increase the Existing Annual Caps, which were approved by the Independent Shareholders at the Previous Special General Meeting, to the Revised Annual Caps.

One of the Shanghai Lotus Continuing Connected Transactions was the supply of duck and processed meat by Xianghe Chia Tai to Shanghai Lotus under the Shanghai Lotus Duck and Processed Meat Purchase Agreement. Xianghe Chia Tai has since started to supply duck down to Shanghai Lotus. In anticipation of the continuing increase in demand in duck down by Shanghai Lotus, the Supplemental Agreement was entered into between Shanghai Lotus and Xianghe Chia Tai on 5th October, 2005 to expand the scope of produce to be supplied by Xianghe Chia Tai to Shanghai Lotus to include duck down. Save as disclosed herein, all other terms of the Shanghai Lotus Duck and Processed Meat Purchase Agreement remains the same. The Supplemental Agreement and each of the Revised Annual Caps will be subject to Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of Kingsway.

The Chearavanont Shareholders and their respective associates (including CPI Holding Co., Ltd. and Worth Access Trading Limited) will abstain from voting in respect of the ordinary resolutions to be proposed at the SGM to approve the terms and the related annual caps of the New Continuing Connected Transactions, the Revised Annual Caps and the Supplemental Agreement.

The Board also proposes to amend the Bye-Laws to comply with the new Code on Corporate Governance Practices and Rules on the Corporate Governance Report which came into effect on 1st January, 2005, in particular A.4.2 of the Code. A special resolution to give effect to the proposed amendments to the Bye-Laws will be proposed at the SGM.

The purpose of this circular is to provide you with (i) details of the New Continuing Connected Transactions Agreements, the Revised Annual Caps, the Supplemental Agreement, and the proposed amendments to the Bye-Laws; (ii) the recommendation of the Independent Board Committee to the Independent Shareholders; (iii) the advice from Kingsway to the Independent Board Committee and the Independent Shareholders; and (iv) a notice to convene the SGM.

A. NEW CONTINUING CONNECTED TRANSACTIONS

DETAILS OF THE NEW CONTINUING CONNECTED TRANSACTIONS

The New Continuing Connected Transactions comprise transactions to be carried out by the respective CPP Subsidiaries with Guangzhou Lotus pursuant to the following conditional agreements:

(1) Chia Tai Food Packaged Food and Poultry Products New Supply Agreement;

(2) First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement; and

(3) Ningbo Chia Tai Edible Oil New Supply Agreement.

NEW CONTINUING CONNECTED TRANSACTIONS AGREEMENTS

(1) Chia Tai Food Packaged Food and Poultry Products New Supply Agreement

Date

9th September, 2005

Parties

1. Chia Tai Food (as supplier)

2. Guangzhou Lotus (as purchaser)

Subject matter

Packaged food, poultry products and processed meat

Term

From the date of completion of the Lotus-CPF Agreement to 31st December, 2007.

Price

To be determined by reference to the prevailing market price and demand of packaged food, poultry products and processed meat in the PRC, the production costs of Chia Tai Food, and no less favourable to Chia Tai Food than those available from independent third parties.

Payment terms

Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

It is proposed that the annual value of the purchases of packaged food, poultry products and processed meat by Guangzhou Lotus from Chia Tai Food for the two month period of November and December, 2005 (assuming completion of the Lotus-CPF Agreement is to take place in November 2005) and for the financial years ending 31st December, 2006 and 31st December, 2007 will not exceed HK$1,000,000, HK$6,600,000 and HK$7,260,000 respectively. The proposed caps have been determined by reference to (i) the unaudited aggregate value of the relevant merchandise purchased by Guangzhou Lotus during the period from January to September, 2005 of approximately HK$748,000; (ii) the possible price increases in line with consumer prices in the PRC generally; and (iii) the anticipated increase in the variety of packaged food to be sold by Chia Tai Food and therefore, the possible increase in the purchase of the relevant merchandise by Guangzhou Lotus.

(2) *First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement*

Date

9th September, 2005

Parties

1. Qingdao Chia Tai (as supplier)

2. Guangzhou Lotus (as purchaser)

Subject matter

Chicken and processed meat

Term

From the date of completion of the Lotus-CPF Agreement to 31st December, 2007.

Price

To be determined by reference to the prevailing market price and demand of chicken and processed meat in the PRC, the production costs of Qingdao Chia Tai, and no less favourable to Qingdao Chia Tai than those available from independent third parties.

Payment terms

Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

It is proposed that the annual value of the purchases of chicken and processed meat by Guangzhou Lotus from Qingdao Chia Tai for the two month period of November and December, 2005 (assuming completion of the Lotus-CPF Agreement is to take place in November 2005) and for the financial years ending 31st December, 2006 and 31st December, 2007 will not exceed HK$5,200,000, HK$34,320,000 and HK$37,752,000 respectively. The proposed caps have been determined by reference to (i) the unaudited aggregate value of the relevant merchandise purchased by Guangzhou Lotus during the period from January to September, 2005 of approximately HK$12,636,000; (ii) the possible price increases in line with consumer prices in the PRC generally; and (iii) the possible increase in the purchase of the relevant merchandise by Guangzhou Lotus.

(3) Ningbo Chia Tai Edible Oil New Supply Agreement

Date

9th September, 2005

Parties

1. Ningbo Oil (as supplier)

2. Guangzhou Lotus (as purchaser)

Subject matter

Edible oil

Term

From the date of completion of the Lotus-CPF Agreement to 31st December, 2007.

Price

To be determined by reference to the prevailing market price and demand of edible oil in the PRC, the production costs of Ningbo Oil, and no less favourable to Ningbo Oil than those available from independent third parties.

Payment terms

Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

It is proposed that the annual value of the purchases of edible oil by Guangzhou Lotus from Ningbo Oil for the two month period of November and December, 2005 (assuming completion of the Lotus-CPF Agreement is to take place in November 2005) and for the financial years ending 31st December, 2006 and 31st December, 2007 will not exceed HK$5,000,000, HK$33,000,000 and HK$36,300,000 respectively. The caps have been determined by reference to (i) the unaudited aggregate value of the relevant merchandise purchased by Guangzhou Lotus during the period from January to September, 2005 of approximately HK$10,325,000; (ii) the possible price increases in line with consumer prices in the PRC generally; and (iii) the possible increase in the purchase of the relevant merchandise by Guangzhou Lotus.

The table below sets out the proposed caps of each of the New Continuing Connected Transactions as compared with the aggregate value of sales of the relevant merchandise for the nine months from January to September, 2005:

	(Unaudited) Nine months ended 30th September, 2005 (HK$'000)	Proposed caps for the two months ending 31st December, 2005 (HK$'000)	Proposed caps for the year ending 31st December, 2006 (HK$'000)	Proposed caps for the year ending 31st December, 2007* (HK$'000)
Chia Tai Food Packaged Food and Poultry Products New Supply Agreement	748	1,000	6,600	7,260
First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement	12,636	5,200	34,320	37,752
Ningbo Chia Tai Edible Oil New Supply Agreement	10,325	5,000	33,000	36,300

* *the annual caps for the year ending 31st December, 2007 have been determined based on an estimated 10% growth rate from the previous year.*

B. REVISION OF THE EXISTING ANNUAL CAPS UNDER THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS AND THE SUPPLEMENTAL AGREEMENT

DETAILS OF THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Previous Announcement, in which the Company announced that the Group has entered into the Continuing Connected Transactions comprising the Shanghai Lotus Continuing Connected Transactions (as defined in the Previous Announcement), each of which and the related annual caps were approved by the Independent Shareholders at the Previous Special General Meeting.

The Shanghai Lotus Continuing Connected Transactions comprise transactions carried out by Chia Tai Food and Xianghe Chia Tai, respectively, with Shanghai Lotus pursuant to the following agreements:

(1) Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement; and

(2) Shanghai Lotus Duck and Processed Meat Purchase Agreement.

THE EXISTING ANNUAL CAPS AND THE REVISED ANNUAL CAPS

The significant increase in demand in the relevant produce from Shanghai Lotus under the Shanghai Lotus Continuing Connected Transactions Agreements in recent months was beyond the Directors' previous expectation. As at 30th September, 2005, the aggregate value of the supply of the relevant produce to Shanghai Lotus almost reached the relevant annual caps for the relevant Shanghai Lotus Continuing Connected Transactions for the whole financial year ending 31st December, 2005. In order to allow Chia Tai Food and Xianghe Chia Tai to continue to supply the relevant produce to Shanghai Lotus under the terms and conditions as set out in the Shanghai Lotus Continuing Connected Transactions Agreements, Chia Tai Food and Xianghe Chia Tai propose to increase the Existing Annual Caps, which were approved by the Independent Shareholders at the Previous Special General Meeting, to the Revised Annual Caps. This will be subject to the Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of Kingsway.

The table below sets out the amount of each of the Shanghai Lotus Continuing Connected Transactions for the financial year ended 31st December, 2004 and the nine months ended 30th September, 2005:

	(Audited) Year ended 31st December, 2004 *(HK$'000)*	**(Unaudited) Nine months ended 30th September, 2005** *(HK$'000)*
Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement	8,326	24,209
Shanghai Lotus Duck and Processed Meat Purchase Agreement	N/A	1,615

The table below sets out the Existing Annual Caps and the Revised Annual Caps:

	Year ending 31st December, 2005			Year ending 31st December, 2006			Year ending 31st December, 2007		
	Existing Annual Cap	Amount of increase	Revised Annual Cap	Existing Annual Cap	Amount of increase	Revised Annual Cap	Existing Annual Cap	Amount of increase	Revised Annual Cap
	(HK$'000)	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*
Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement	25,000	25,000	50,000	27,500	27,500	55,000	30,250	30,250	60,500
Shanghai Lotus Duck and Processed Meat Purchase Agreement	2,000	1,500	3,500*	2,200	1,650	3,850*	2,420	1,815	4,235*

* *including duck, processed meat and duck down (which is being added under the Supplemental Agreement).*

Basis for determining the Revised Annual Caps

Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement

The revised caps are determined by reference to (i) the total volume of chicken and processed meat sold to Shanghai Lotus for the nine months ended 30th September, 2005 which have almost reached the annual cap of the whole financial year ending 31st December, 2005; (ii) the recent surge of sales volume of the relevant merchandise for the three month period of July to September, 2005 which amounted to approximately HK$11,500,000 was, as believed by the Board, attributable to the customary increase of meat consumption in the period leading up to the Chinese festivals and national holidays in September and October, 2005; and (iii) discussion with the management of Shanghai Lotus of its projected demand.

Shanghai Lotus Duck and Processed Meat Purchase Agreement

Pursuant to the Shanghai Lotus Duck and Processed Meat Purchase Agreement, Xianghe Chia Tai has since started to supply duck down to Shanghai Lotus under this agreement. As mentioned in the section headed "The Supplemental Agreement" below, Xianghe Chia Tai and Shanghai Lotus have entered into the Supplemental Agreement to add duck down to the list of produce to be supplied by Xianghe Chia Tai under the Shanghai Lotus Duck and Processed Meat Purchase Agreement.

The revised caps are determined by reference to (i) discussion with the management of Shanghai Lotus of the projected increase in demand in duck down, particularly, in the coming winter season; and (ii) the aggregate value of sales under the Shanghai Lotus Duck and Processed Meat Purchase Agreement for the nine month period from January to September, 2005 which have almost reached the whole of the annual cap for the whole financial year in 2005.

THE SUPPLEMENTAL AGREEMENT

In anticipation of the continuing increase in demand in duck down, the Supplemental Agreement was entered into between Shanghai Lotus and Xianghe Chia Tai on 5th October, 2005 to expand the scope of produce to be supplied by Xianghe Chia Tai to Shanghai Lotus, to include duck down. Save for the addition of this item, all other terms of the Shanghai Lotus Duck and Processed Meat Purchase Agreement remain the same. The Supplemental Agreement will be subject to Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of Kingsway.

C. REASONS FOR THE NEW CONTINUING CONNECTED TRANSACTIONS, THE REVISION OF THE EXISTING ANNUAL CAPS UNDER THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS AND THE SUPPLEMENTAL AGREEMENT

CPP and its subsidiaries are principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories of automotives and property and investment holding.

CTEI is an investment holding company whose subsidiaries are engaged in various business activities including, among other things, the operation of large scale cash-and-carry warehouse stores in the PRC, the provision of software solutions to the financial sectors in Thailand and the investment in commercial properties in the PRC.

Guangzhou Lotus is principally engaged in the operation of cash-and-carry warehouse stores in the Guangdong province whilst Shanghai Lotus is principally engaged in the operation of large scale cash-and-carry warehouse stores in Shanghai and other localities.

The Directors are of the view that the supply of the relevant produce to Guangzhou Lotus under the New Continuing Connected Transactions Agreements is an invaluable opportunity for the relevant CPP Subsidiaries to secure other major customer which has a retail network in the PRC for its produce. The Directors are also of the view that expansion of the scope of produce supplied by Xianghe Chia Tai to Shanghai Lotus under the Shanghai Lotus Duck and Processed Meat Purchase Agreement to include duck down under the Supplemental Agreement will be of commercial benefit to the business of the Group.

The Directors (including the independent non-executive Directors after taking into account the advice from Kingsway) consider that the terms and the related annual caps of the New Continuing Connected Transactions, the revision of the Existing Annual Caps under the Shanghai Lotus Continuing Connected Transactions and the terms of the Supplemental Agreement are on normal commercial terms, fair and reasonable and in the interest of CPP and its shareholders as a whole.

D. LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of CPP.

Mr. Dhanin Chearavanont, including through Ramon Limited, a company in which he has a 50.86% shareholding interest, is interested in approximately 61.71% in aggregate of the issued share capital of CTEI. Accordingly, CTEI is considered to be an associate of the controlling shareholders of CPP and therefore a connected person of CPP for the purposes of Rule 14A.11 of the Listing Rules.

Upon completion of the Lotus-CPF Agreement, Guangzhou Lotus will become a subsidiary of CTEI, which is considered to be an associate of the controlling shareholders of CPP, and therefore will be a connected person of CPP for the purposes of Rule 14A.11 of the Listing Rules. When Guangzhou Lotus has become a connected person of CPP, the New Continuing Connected Transactions will become connected transactions of CPP and the terms and the related annual caps of the New Continuing Connected Transactions will be subject to the Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of Kingsway.Voting on the resolutions to be proposed for this purpose will be conducted by poll at the SGM. Completion of the Lotus-CPF Agreement is conditional upon, among other things, the approval of the independent shareholders of CTEI being obtained at the general meeting of CTEI on a date to be disclosed. As stated in the announcement of CTEI dated 16th September, 2005, completion of the Lotus-CPF Agreement shall take place on or before 30th December, 2005 or any other Business Day as may be agreed between the parties thereto, contemporaneously with the completion of the Fortune Shanghai Agreement (as defined therein). If the Lotus-CPF Agreement fails to be completed, Guangzhou Lotus will not become an associate of a connected person of CPP under the Listing Rules and, none of the transactions entered into with Guangzhou Lotus under the New Continuing Connected Transactions Agreements will become a connected transaction of CPP and therefore will not require the Independent Shareholders' approval.

Mr. Dhanin Chearavanont and his associates are indirectly interested in an aggregate of 46.6% of the issued share capital of C.P. Seven Eleven, and Shanghai Lotus is a subsidiary of C.P. Seven Eleven. Shanghai Lotus is accordingly an associate of Mr. Dhanin Chearavanont and therefore is a connected person of CPP as defined under Rule 14A.11 of the Listing Rules. Pursuant to Rule 14A.36 of the Listing Rules, each of the Revised Annual Caps and the Supplemental Agreement will be subject to the Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of Kingsway. Voting on the resolution to be proposed for this purpose will be conducted by poll at the SGM.

The Chearavanont Shareholders and their respective associates (including CPI Holding Co., Ltd. and Worth Access Trading Limited) will abstain from voting in respect of the ordinary resolutions to be proposed at the SGM to approve the terms and the related annual caps of the New Continuing Connected Transactions, the Revised Annual Caps and the Supplemental Agreement.

E. PROPOSED AMENDMENTS TO THE BYE-LAWS

On 19th November, 2004, the Stock Exchange issued the Code on Corporate Governance Practices (the "Code") which came into effect on 1st January, 2005. The Code provides that, among others, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years (A.4.2 of the Code). A new Appendix 23 has been added to the Listing Rules which provides for the requirement for a Corporate Governance Report to be included in annual reports of listed issuers. The Company has reviewed its corporate governance practices with reference to the Code and the Bye-Laws and considers that it is necessary to bring the Bye-Laws in line with the latest amended Listing Rules, in particular, A.4.2 of the Code.

To ensure compliance with the latest amended Listing Rules, the Board considers that it is necessary for the Company to amend the Bye-Laws. A special resolution to give effect to the proposed amendments to the Bye-Laws will be proposed at the SGM. Details of the proposed amendments are set out in Appendix I to this circular.

F. SPECIAL GENERAL MEETING

A notice convening the SGM to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 30th November, 2005 at 11:30 a.m. is set out on pages 44 to 47 of this circular.

Pursuant to the Bye-law 59 of the Company at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a) the chairman of the meeting; or

(b) at least three members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

As indicated above, the chairman of the SGM will demand that a poll be taken in respect of each of the ordinary resolutions to be proposed at the SGM for the approval of the terms and related annual caps of the New Continuing Connected Transactions, the Revised Annual Caps and the Supplemental Agreement.

A form of proxy for use by the Shareholders at the SGM is enclosed. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy and return it to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

G. RECOMMENDATION

The Independent Board Committee has been established to consider whether the terms and the related annual caps of the New Continuing Connected Transactions, the Revised Annual Caps and the Supplemental Agreement are fair and reasonable so far as the Company and the Independent Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

The Independent Board Committee, having taking into account the opinion of Kingsway , considers the terms and the related annual caps of the New Continuing Connected Transactions, the Revised Annual Caps and the Supplemental Agreement to be fair and reasonable and are in the interest of the Company and the Shareholders as a whole and, accordingly, recommends the Independent Shareholders to vote in favour of all the relevant ordinary resolutions to be proposed at the SGM.

The Directors consider that the proposed special resolution to amend the Bye-Laws is in the best interest of the Company and the Shareholders as a whole and, accordingly, recommend all Shareholders to vote in favour of the special resolution to be proposed at the SGM.

Yours faithfully,
By Order of the Board
Robert Ping-Hsien Ho
Director

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

27th October, 2005

To the Independent Shareholders

Dear Sir or Madam,

NEW CONTINUING CONNECTED TRANSACTIONS, REVISION OF THE EXISTING ANNUAL CAPS UNDER THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS AND THE SUPPLEMENTAL AGREEMENT

We have been appointed as the Independent Board Committee to advise you in connection with the terms and the related caps of the New Continuing Connected Transactions, the Revised Annual Caps and the Supplemental Agreement, details of which are set out in the letter from the Board contained in the circular to the Shareholders dated 27th October, 2005 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms and the related annual caps of the New Continuing Connected Transactions, the Revised Annual Caps and the Supplemental Agreement, and the advice of Kingsway in relation thereto as set out on pages 20 to 36 of the Circular, we are of the view that the terms thereof are in the interests of the Company, and viewed as a whole, are fair and reasonable so far as the Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of all the resolutions to be proposed at the SGM to approve the New Continuing Connected Transactions Agreements and the transactions contemplated thereunder and the related annual caps, the Revised Annual Caps and the Supplemental Agreement.

Yours faithfully,
For and on behalf of
the Independent Board Committee

Ma Chiu Cheung, Andrew
Independent Non-executive Director

Kowit Wattana
Independent Non-executive Director

Sombat Deo-isres
Independent Non-executive Director

The following is the full text of the letter of advice to the Independent Board Committee and the Independent Shareholders from Kingsway dated 27th October, 2005 prepared for incorporation in this circular.

集團 滙富 KingswayGroup

5/F., Hutchison House, 10 Harcourt Road, Central, Hong Kong.
Tel. No: (852) 2877-1830 Fax: (852) 2868-3570

27th October, 2005

To the Independent Board Committee and the Independent Shareholders of C.P. Pokphand Co. Ltd.

NEW CONTINUING CONNECTED TRANSACTIONS, REVISION OF THE EXISTING ANNUAL CAPS UNDER THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS AND THE SUPPLEMENTAL AGREEMENT

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with (I) the transactions ("New Continuing Connected Transactions") to be carried out under (1) Chia Tai Food Packaged Food and Poultry Products New Supply Agreement; (2) First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement; and (3) Ningbo Chia Tai Edible Oil New Supply Agreement (collectively, "Agreements"); (II) the increase of the Existing Annual Caps under the Shanghai Lotus Continuing Connected Transactions ("Revision of Annual Caps"); and (III) the Supplemental Agreement (collectively, "Proposed Transactions"), details of which are set out in the "Letter from the Board" contained in the circular issued by the Company to the Shareholders dated 27th October, 2005 (the "Circular") of which this letter forms part. Capitalized terms used in this letter shall have the same meanings ascribed to them in the Circular unless the context otherwise requires.

The Board announced that each of Ningbo Oil, Qingdao Chia Tai and Chia Tai Food (collectively, "Relevant Subsidiaries") entered into the Agreements with Guangzhou Lotus on 9th September, 2005. The Agreements set out the framework which specify the relevant merchandises to be supplied by the Relevant Subsidiaries on an ongoing basis, the key terms and conditions, and the general pricing principles to be followed by Guangzhou Lotus when it places purchase orders from time to time with the Relevant Subsidiaries for the purchase of the relevant merchandises.

According to (i) the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement; (ii) the Shanghai Lotus Duck and Processed Meat Purchase Agreement; and (iii) the respective annual caps for the above two agreements which were together approved by the then Independent Shareholders at the Previous Special General Meeting, Chia Tai Food and Xianghe Chia Tai have agreed to supply the relevant merchandises to Shanghai Lotus on an ongoing basis from 1st January, 2005 to 31st December, 2007.

During the nine months ended 30th September, 2005, the aggregate value of the supply of the relevant merchandises by Chia Tai Food and Xianghe Chia Tai to Shanghai Lotus under the Shanghai Lotus Continuing Connected Transactions almost reached the relevant annual caps for the year ending 31st December, 2005. Therefore, Chia Tai Food and Xianghe Chia Tai propose to increase the Existing Annual Caps. In addition, the Supplemental Agreement was entered into between Shanghai Lotus and Xianghe Chia Tai on 5th October, 2005 to amend the Shanghai Lotus Duck and Processed Meat Purchase Agreement, and include duck down into the list of merchandises to be supplied by Xianghe Chia Tai to Shanghai Lotus.

Given that Guangzhou Lotus and Shanghai Lotus are regarded as the connected persons of the Company within the meanings of the Listing Rules, assuming that the independent shareholders of CTEI approve the Lotus-CPF Agreement which is described in the "Letter from the Board" of the Circular, the Proposed Transactions will be subject to, inter alia, the Independent Shareholders' approval at the SGM. Four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont, and their respective associates (including CPI Holding Co., Ltd. and Worth Access Trading Limited) will abstain from voting in respect of the relevant resolutions at the SGM.

The Board currently comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive Directors, namely Mr. Ma Chiu Cheung, Andrew, Mr. Kowit Wattana and Mr. Sombat Deo-isres. The Independent Board Committee, comprising all independent non-executive Directors, has been formed to advise the Independent Shareholders in respect of the Proposed Transactions. We have been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the relevant agreements and the annual caps of the Proposed Transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our view and recommendation to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Transactions, we have relied on the information and representations provided to us by the Directors, which the Directors consider to be complete and relevant.

We have also relied on the information and representations contained in the Circular and have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were true, accurate and complete at the time they were made and continue to be true and accurate on the date

of the Circular. We have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view and have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular.

We have not, however, carried out any independent verification of the information provided by the management of the Company and the Directors, nor have we conducted any independent investigation into the business and affairs of the Group, Guangzhou Lotus and Shanghai Lotus.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Transactions, we have considered the principal factors and reasons set out below:

(I) The New Continuing Connected Transactions

(1) Background to and reasons for the New Continuing Connected Transactions

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories of automotives and property and investment holding.

Guangzhou Lotus is a holding company of a number of subsidiaries in the PRC which are principally engaged in the business of the supply of food and non-food products through the operation of a total of seven cash-and-carry warehouse stores in Guangzhou, Shantou, Nanhai, Jiangmen and Foshan, all located in the Guangdong province.

Subject to the completion of the Lotus-CPF Agreement, which is conditional upon, among other things, the independent shareholders' approval of CTEI being obtained, Guangzhou Lotus will become an indirect subsidiary of CTEI. Shareholders should note that if the Lotus-CPF Agreement fails to be completed, Guangzhou Lotus would not become a connected person of the Company under the Listing Rules; therefore, none of the transactions entered into with Guangzhou Lotus will become a connected transaction of the Group and therefore will not require the Independent Shareholders' approval.

The Directors consider that the New Continuing Connected Transactions were entered into in the ordinary and usual course of business of the Group, and are of the view that the New Continuing Connected Transactions provide invaluable opportunity for the Relevant Subsidiaries to secure purchases from Guangzhou Lotus which have extensive experience and retail network in the PRC.

The management advised us that Ningbo Oil and Qingdao Chia Tai have established a track record in supplying relevant merchandises to Guangzhou Lotus since 2003, and Guangzhou Lotus is one of the major customers of them. Chia Tai Food has commenced to transact with Guangzhou Lotus in March 2005.

Having taken into account that (1) most of the Relevant Subsidiaries have established long-term relationship with Guangzhou Lotus; (2) the transactions contemplated under the Agreements are in line with the existing activities of the Relevant Subsidiaries; and (3) the Agreements have been entered into on a non-exclusive basis, which means that the Relevant Subsidiaries have the flexibility to select any other independent customers, we are of the view that it is justifiable for the Relevant Subsidiaries to continue and maintain the present business relationship with Guangzhou Lotus through the New Continuing Connected Transactions. Shareholders should note that the terms of transactions to be contemplated under the Agreements will be determined by reference to the prevailing market price and demand of the relevant merchandises in the PRC, the production costs of the Relevant Subsidiaries, and will be no less favourable to the Relevant Subsidiaries than those available from independent third parties. Accordingly, we consider that the entering into the Agreements are in the commercial interest of the Company and the Shareholders as a whole.

(2) Terms of the New Continuing Connected Transactions

As set out in the "Letter from the Board" of the Circular, the prices of the relevant merchandises to be supplied under the Agreements are (i) to be determined by reference to the prevailing market price and demand of the relevant merchandises in the PRC and the production costs of the Relevant Subsidiaries (being the suppliers of the relevant merchandises); and (ii) no less favourable to the Relevant Subsidiaries than those available from independent third parties.

The Directors consider that the terms of the Agreements are on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

As confirmed by the management, the Relevant Subsidiaries do not entered into long-term sales contracts with its independent customers. Instead, the selling prices of the relevant merchandises supplied to independent customers are determined by reference to the prevailing market price when the actual purchase orders are placed.

Given that there is no long-term sales contracts governing the transactions with independent customers in the future, in arriving our advice that the New Continuing Connected Transactions will adopt the same pricing policy as the transaction with independent customers, we primarily based on the management's confirmation and representation that the future transactions with both Guangzhou Lotus and independent customers will be conducted in the same manner.

We have reviewed samples of contracts of similar transactions entered into between the Relevant Subsidiaries and other independent third parties in September and October 2005, and noted that the price of the relevant merchandises which the Relevant Subsidiaries supplied to other independent third parties were also determined by reference to the prevailing market price when the actual orders were placed, and the selling prices of similar merchandises offered to Guangzhou Lotus and other independent third parties had no material difference.

We also noted that the credit terms offered by the Relevant Subsidiaries to Guangzhou Lotus or other independent third parties varied in the sample contracts that we reviewed. We were informed that the actual credit terms offered by the Relevant Subsidiaries are determined on a case-by-case basis and by reference to the credit terms offered to other independent third parties at the time the relevant purchase orders are placed. As the credit terms offered to independent customers may vary over time, in order to maintain the credit terms of similar transactions offered to both Guangzhou Lotus and other independent third parties will be comparable to each other, no fixed credit terms are specified in the Agreements. Instead, it is stated in the Agreements that the credit terms are up to 60 days, we were advised by the Directors that such credit terms is to provide flexibility to the Relevant Subsidiaries in view of possible changes in credit terms offered to their customers in future. Therefore, we are of the view that both Guangzhou Lotus and independent customers are treated fairly in relation to the credit terms offered by the Relevant Subsidiaries, and the terms of the Agreements, including the credit terms, are fair and reasonable so far as the Independent Shareholders are concerned.

Although the prices of the relevant merchandises are yet to be determined, Shareholders should note that the Agreements do not impose any contractual obligation for the Relevant Subsidiaries. Therefore, the Relevant Subsidiaries are not obliged to supply the relevant merchandises to Guangzhou Lotus in the event that the prices of the relevant merchandises cannot be agreed by the parties to the Agreements at the time the relevant purchase orders are placed.

In this regard, and in particular, the price of the merchandises to be supplied under the Agreements are to be determined by reference to the prevailing market price and demand of the relevant merchandises in the PRC and the production costs of the Relevant Subsidiaries (being the supplier of the relevant merchandises), we are of the view that the terms of the Agreements are fair and reasonable so far as the Independent Shareholders are concerned.

(3) The annual caps under the New Continuing Connected Transactions

Set out below are actual transaction value of the New Continuing Connected Transactions during the first nine months of 2005, the related cap amounts during the two months ending 31st December, 2005, annual caps for the year ending 31st December, 2006 ("2006 Cap") and the year ending 31st December, 2007 ("2007 Cap"):

Category of transactions	Actual transaction amount in the first nine months of 2005 (unaudited)	The cap amount for the two months ending 31st December, 2005	2006 Cap	2007 Cap
	(HK$'000)	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*
Chia Tai Food Packaged Food and Poultry Products New Supply Agreement	748	1,000	6,600	7,260
First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement	12,636	5,200	34,320	37,752
Ningbo Chia Tai Edible Oil New Supply Agreement	10,325	5,000	33,000	36,300
Total:	**23,709**	**11,200**	**73,920**	**81,312**

(i) The cap amounts for the two months ending 31st December, 2005

(a) Chia Tai Food Packaged Food and Poultry Products New Supply Agreement

The cap amount of Chia Tai Food Packaged Food and Poultry Products New Supply Agreement during the two months ending 31st December, 2005 amounts to approximately HK$1.0 million or approximately 133.7% of the aggregate transaction amount during the first nine months of 2005.

Shareholders should note that the percentage of cap amount of Chia Tai Food Packaged Food and Poultry Products New Supply Agreement over the actual transaction amount in the first nine months are larger than the other two agreements. As advised by the management, it is partly because Chia Tai Food has commenced to transact with Guangzhou Lotus in March 2005, so the above actual transaction amount only covered the operation result for approximately seven months.

(b) First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement

The cap amount of First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement during the two months ending 31st December, 2005 amounts to approximately HK$5.2 million or approximately 41.2% of the aggregate transaction amount during the first nine months of 2005.

(c) Ningbo Chia Tai Edible Oil New Supply Agreement

The cap amount of Ningbo Chia Tai Edible Oil New Supply Agreement during the two months ending 31st December, 2005 amounts to approximately HK$5.0 million or approximately 48.4% of the aggregate transaction amount during the first nine months of 2005.

Based on our discussions with the management, we understand that the above cap amounts during the two months ending 31st December, 2005 are determined mainly by reference to the expected purchase amount provided by Guangzhou Lotus. Further, we were advised by the management that Guangzhou Lotus, in estimating the amount of purchases from the Relevant Subsidiaries, has mainly based on the following factors:

- the aggregate purchase value from the Relevant Subsidiaries in the first nine months of 2005, in particular, the average monthly transaction amounts in August and September 2005. The average monthly transaction amount for (1) Chia Tai Food Packaged Food and Poultry Products New Supply Agreement; (2) First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement; and (3) Ningbo Chia Tai Edible Oil New Supply Agreement in August and September 2005 amounted to approximately HK$60,000, HK$1.4 million and HK$980,000 respectively;

- the historical growth of the New Continuing Connected Transactions, which are analyzed in the paragraph headed "Historical amount of the purchases by Guangzhou Lotus to Ningbo Oil and Qingdao Chia Tai for each of the two years ended 31st December, 2004" below;

- Guangzhou Lotus is expected to continue to increase both in the number of establishments and sales amounts by the end of 2005. Guangzhou Lotus operated a total of seven Lotus supermarkets as at the end of September 2005. It is expected that a total of four new Lotus supermarkets will be opened by the end of 2005.

In addition, the management considers that it is appropriate to set a larger buffer for the cap amount of Chia Tai Food Packaged Food and Poultry Products New Supply Agreement during the two months ending 31st December, 2005 because (i) Chia Tai Food has commenced to transact with Guangzhou Lotus in March 2005, and

the transaction amount fluctuated significantly in the past few months (as evidenced by the transaction amounts in July, August and September 2005 which amounted to approximately HK$160,000, HK$120,000 and nil respectively; the management advised that the fluctuation during the period was primarily due to the fact that the transactions have only commenced for a few months and the purchase pattern from Guangzhou Lotus is not stable at this stage); and (ii) the cap amount is relatively small in absolute amount (HK$1.0 million).

(ii) The 2006 Cap and the 2007 Cap

(a) Chia Tai Food Packaged Food and Poultry Products New Supply Agreement

The 2006 Cap and the 2007 Cap for the Chia Tai Food Packaged Food and Poultry Products New Supply Agreement amount to approximately HK$6.6 million and HK$7.3 million respectively.

(b) First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement

The 2006 Cap and the 2007 Cap for the First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement amount to approximately HK$34.3 million and HK$37.8 million respectively.

(c) Ningbo Chia Tai Edible Oil New Supply Agreement

The 2006 Cap and the 2007 Cap for the Ningbo Chia Tai Edible Oil New Supply Agreement amount to approximately HK$33.0 million and HK$36.3 million respectively.

As illustrated above, the 2006 Cap and the 2007 Cap of the above transactions represent an approximate 10% increase from the previous year. Shareholders should note that the 2006 Cap is calculated based on the annualized cap amounts of the above transactions for the two months ending 31st December, 2005 (the six times of the cap amounts for the two months ending 31st December, 2005). Based on our discussions with the Directors, we understand that the 10% growth in the 2006 Cap and the 2007 Cap are determined mainly by reference to the expected purchase amount provided by Guangzhou Lotus and the expected inflation rate of approximately 4% per annum in the coming two years.

We have also obtained the historical amount of transactions and have discussed with the management of the Company on the underlying basis in determining the related annual caps, which are summarized as below:

(A) Historical amount of the purchases by Guangzhou Lotus to Ningbo Oil and Qingdao Chia Tai for each of the two years ended 31st December, 2004

Ningbo Oil and Qingdao Chia Tai have transacted with Guangzhou Lotus since March 2003 and April 2003 respectively. Since then, the transactions between them have grown significantly.

Category of transactions	Actual transaction value in 2003 (audited) *(HK$'000)*	Actual transaction value in 2004 (audited) *(HK$'000)*	Proposed cap amounts for the two months ending 31st December, 2005 *(HK$'000)*	2006 Cap *(HK$'000)*	2007 Cap *(HK$'000)*
First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement	5,000	11,538	5,200	34,320	37,752
Ningbo Chia Tai Edible Oil New Supply Agreement	2,596	12,981	5,000	33,000	36,300
Total:	**7,596**	**24,519**	**10,200**	**67,320**	**74,052**

Note: Chia Tai Food has commenced to transact with Guangzhou Lotus since March 2005.

According to the figures provided by the management, the revenue of Qingdao Chia Tai from the sales to Guangzhou Lotus increased by approximately HK$6.5 million or 131% from approximately HK$5.0 million in 2003 to approximately HK$11.5 million in 2004. The revenue of Ningbo Oil from the sales to Guangzhou Lotus increased by approximately HK$10.4 million or 400% from HK$2.6 million in 2003 to approximately HK$13.0 million in 2004. The management explained that such substantial growth in revenue mainly reflected the increase in the purchase of the relevant merchandises by Guangzhou Lotus which had continuously expanded its scale of operation during the same period. The Directors expect the purchase of the relevant merchandises by Guangzhou Lotus will continue to increase, as more stores are expected to be opened by Guangzhou Lotus.

(B) The expansion plan of Guangzhou Lotus

As advised by the management, Guangzhou Lotus operated a total of seven Lotus supermarkets as at the end of September 2005. It is expected that a total of four and eight new Lotus supermarkets will be opened by the end of 2005 and in 2006 respectively. In addition, we are advised by the Directors that it is essential to obtain a sufficiently large

annual cap for each of the New Continuing Connected Transactions in order to meet the demand when opportunities arise.

(C) The possible price increases of the relevant merchandises supplied to Guangzhou Lotus

As mentioned above, the prices of the merchandises to be supplied under the Agreements are to be determined by reference to the prevailing market price which reflect the consumer price index in the PRC.

According to the statistic of the Bureau of Statistics of Guangdong Province, the Guangdong Province's consumer price index (for the category of food) increased by 5.9% year-on-year in July 2005.

To sum up, taking into account of the above, we consider that the caps for the New Continuing Connected Transactions during the two months ending 31st December, 2005 are justifiable because (i) the figures are determined mainly by reference to the expected purchase amount provided by Guangzhou Lotus; (ii) the historical trend of the New Continuing Connected Transactions demonstrates a fast growth and (iii) the demand for relevant merchandises from Guangzhou Lotus is expected to be stimulated by the opening of four and eight new stores by the end of 2005 and in 2006 respectively, and the expected strong demand for the relevant merchandises when Winter Solstice and Chinese New Year approach.

In addition, we also consider that the assumption of the 10% growth of the 2006 Cap and the 2007 Cap over the previous year is reasonable because (i) the management expects that the expansion of the Guangzhou Lotus will continue in the future; (ii) the continuously growing economy and improving living standards in the PRC in the coming few years will stimulate the demand for relevant merchandises; and (iii) the prices of the merchandises may increase in line with the expected moderate increase of consumer price index in the PRC.

In conclusion, we are of the view that the basis of determining the respective annual caps for each of the New Continuing Connected Transactions are fair and reasonable so far as the Company and the Shareholders are concerned.

(II) The increase of the Existing Annual Caps and the Supplemental Agreement

(1) Background to and reasons for the increase of the Existing Annual Caps and the Supplemental Agreement

Shanghai Lotus is principally engaged in the operation of large scale cash-and-carry warehouse stores in Shanghai and other localities in the PRC. Shanghai Lotus is a connected person of the Company.

At the Previous Special General Meeting held on 21st April, 2005, the Independent Shareholders approved the relevant subsidiaries of the Company to carry on the Shanghai Lotus Continuing Connected Transactions Agreements, including (i) the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement; and (ii) the Shanghai Lotus Duck and Processed Meat Purchase Agreement, and (iii) the Existing Annual Caps.

According to the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement, Chia Tai Food would supply chicken and processed meat to Shanghai Lotus with effect from 1st January, 2005 to 31st December, 2007. Under the existing annual cap of Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement, the annual value of the purchases of chicken and processed meat by Shanghai Lotus from Chia Tai Food for the three financial years ending 31st December, 2007 would not exceed HK$25,000,000, HK$27,500,000 and HK$30,250,000 respectively.

With reference to the Shanghai Lotus Duck and Processed Meat Purchase Agreement, under which Xianghe Chia Tai would supply duck and processed meat to Shanghai Lotus with effect from 1st January, 2005 to 31st December, 2007, the annual value of the purchases of duck and processed meat by Shanghai Lotus from Xianghe Chia Tai for the three financial years ending 31st December, 2007 would not exceed HK$2,000,000, HK$2,200,000 and HK$2,420,000 respectively.

The table below sets out the transaction amounts of two of the Shanghai Lotus Continuing Connected Transactions for the year ended 31st December, 2004 and the nine months ended 30th September, 2005, and the Existing Annual Caps for the year ending 31st December, 2005:

Category of transactions	Year ended 31st December, 2004 (audited) *(HK$'000)*	Nine months ended 30th September, 2005 (unaudited) *(HK$'000)*	Existing Annual Caps for the year ending 31st December, 2005 *(HK$'000)*
Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement	8,326	24,209	25,000
Shanghai Lotus Duck and Processed Meat Purchase Agreement	N/A	1,615	2,000
Total:	**8,326**	**25,824**	**27,000**

As illustrated above, there was a significant increase in the demand of the relevant merchandises from Shanghai Lotus. For the nine months ended 30th September, 2005, the total value of relevant merchandises sold to Shanghai Lotus by Chia Tai Food and Xianghe Chia Tai amounted to approximately HK$24.2 million and HK$1.6 million respectively, which almost reached the existing annual cap of the whole financial year ending 31st December, 2005. In view of the recent surge of the sales volume, and after discussing with the management of Shanghai Lotus of their projected demand, Chia Tai Food and Xianghe Chia Tai propose to increase the Existing Annual Caps. In addition, the Supplemental Agreement was entered into between Shanghai Lotus and Xianghe Chia Tai on 5th October, 2005 to amend the Shanghai Lotus Duck and Processed Meat Purchase Agreement, to include duck down into the list of merchandises to be supplied by Xianghe Chia Tai to Shanghai Lotus.

Shareholders should note that, save for the Revision of the Annual Caps and inclusion of duck down into the list of merchandises to be supplied by Xianghe Chia Tai to Shanghai Lotus, all other terms of (i) the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement, and (ii) Shanghai Lotus Duck and Processed Meat Purchase Agreement remain substantially the same. The Supplemental Agreement and each of the Revised Annual Caps will be subject to Independent Shareholders' approval at the SGM.

(2) The rationale for determining the Revised Annual Caps

The following sets out (i) the Existing Annual Caps for the three years ending 31st December, 2007; and (ii) the Revised Annual Caps for the three years ending 31st December, 2007:

The Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement

	The maximum amount of sales from Chia Tai Food to Shanghai Lotus *(HK$'000)*	Increase as compared to the previous year *(%)*
Existing Annual Caps:		
1st January, 2005 – 31st December, 2005	25,000	N/A
1st January, 2006 – 31st December, 2006	27,500	10%
1st January, 2007 – 31st December, 2007	30,250	10%
Total:	**82,750**	
Revised Annual Caps:		
1st January, 2005 – 31st December, 2005	50,000	N/A
1st January, 2006 – 31st December, 2006	55,000	10%
1st January, 2007 – 31st December, 2007	60,500	10%
Total:	**165,500**	

The Shanghai Lotus Duck and Processed Meat Purchase Agreement

	The maximum amount of sales from Xianghe Chia Tai to Shanghai Lotus *(HK$'000)*	Increase as compared to the previous year *(%)*
Existing Annual Caps:		
1st January, 2005 – 31st December, 2005	2,000	N/A
1st January, 2006 – 31st December, 2006	2,200	10%
1st January, 2007 – 31st December, 2007	2,420	10%
Total:	**6,620**	
Revised Annual Caps:		
1st January, 2005 – 31st December, 2005	3,500	N/A
1st January, 2006 – 31st December, 2006	3,850	10%
1st January, 2007 – 31st December, 2007	4,235	10%
Total:	**11,585**	

As illustrated above, the Revised Annual Caps for (i) the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement; and (ii) the Shanghai Lotus Duck and Processed Meat Purchase Agreement increase by approximately HK$82.8 million and HK$5.0 million respectively, compared with the Existing Annual Caps. However, Shareholders should note that the growth rate of the Revised Annual Caps during each of the two years ending 31st December, 2007 remain unchanged from the original 10% growth rate of the Existing Annual Caps. Based on our discussions with the Directors, we understand that the 10% growth in the Revised Annual Cap for 2006 and 2007 are determined mainly by reference to the expected purchase amount provided by Shanghai Lotus and the expected inflation rate of approximately 4% per annum in the coming two years.

As stated in the "Letter from the Board", the above estimation of the Revised Annual Caps are determined with reference to (i) the recent surge of sales of relevant merchandise to Shanghai Lotus in recent months; (ii) the possible increase in the purchase of the relevant merchandise by Shanghai Lotus; and (iii) the possible price increases in line with consumer prices in the PRC generally.

As advised by the management, the basis of determining the Revised Annual Caps in 2005 is summarized as below:

	(A) Historical transaction amount during the first nine months of 2005 (unaudited)	(B) Estimated transaction amount for the last three months of 2005 *(Note 1)*	(C) Estimated buffer *(Notes 2 & 3)*	(D)=(A)+(B)+(C) Revised Annual Caps in 2005
Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement	HK$24.2 million	HK$16.5 million	HK$9.3 million	HK$50 million
Shanghai Lotus Duck and Processed Meat Purchase Agreement	HK$1.6 million	HK$1.8 million	HK$0.1 million	HK$3.5 million
Total:	HK$25.8 million	HK$18.3 million	HK$9.4 million	HK$53.5 million

Notes:

1. The estimated monthly transaction amount for the last three months of 2005 is estimated with reference to the average monthly transaction amount in July and August in 2005, representing approximately HK$5.5 million (Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement) and HK$600,000 (Shanghai Lotus Duck and Processed Meat Purchase Agreement) respectively.

2. The buffers are estimated by the management taking into accounts (i) a sizeable growth of demand for the relevant merchandises in the last quarter of 2005 as the Winter Solstice and Chinese New Year approach; (ii) the opening of 8 new Lotus supermarkets by Shanghai Lotus by the end of 2005; and (iii) the inclusion of duck down into the list of merchandises supplied by Xianghe Chia Tai.

3. As advised by the management, they estimated the estimated buffer size for (i) the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement; and (ii) the Shanghai Lotus Duck and Processed Meat Purchase Agreement with reference to the expected growth of the transactions. According to the information provided by the management, we note that the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement demonstrated a significant growth in 2004 and the first nine months of 2005. The transaction amount increased by approximately HK$15.9 million or 191.6% from HK$8.3 million in 2004 to approximately HK$24.2 million for the first nine months of 2005. Meanwhile, Xianghe Chia Tai only commenced to supply duck and processed meat to Shanghai Lotus in 2005, and the management expects that the growth of the transaction amounts of Shanghai Lotus Duck and Processed Meat Purchase Agreement will be relatively stable, compared with the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement.

In considering whether the Revised Annual Caps are fair and reasonable, we have considered the following factors:

- As discussed with the management, we understand that the purchase of relevant merchandises from Shanghai Lotus in recent months was beyond the Directors' previous expectation which may be attributable to the customary increase of meat consumption during the Chinese festivals and national holidays in September and October 2005. In addition, the management expects that the purchase of relevant merchandises from Shanghai Lotus for the last quarter of 2005. As advised by the management, we understand that Chinese people consume more meat in winter seasons compared to summers because more celebrations are held around the end of the year, including Winter Solstice and lunar new year. Therefore, Shanghai Lotus is expected to stock up the packaged food before peak season arrives and it will increase the purchase of the relevant merchandise from the Group by the end of 2005. Although these festivals and holidays occur every year, given the purchase of relevant merchandise from Shanghai Lotus in recent nine months was beyond the Directors' previous expectation, the management consider that it is necessary to increase the Existing Annual Caps as the transaction amount in the fourth quarter of 2005 is very likely to be greater than originally expected;

- At the end of September 2005, Shanghai Lotus operated 38 stores in Shanghai and nearby regions. The Directors are advised by Shanghai Lotus that Shanghai Lotus proposes to open additional 8 new stores by the end of 2005;

- As advised by the Directors, the inclusion of duck down into the list of merchandises supplied by Xianghe Chia Tai is one of the reasons for the increase of the Existing Annual Caps. As stated in the "Letter from the Board", Xianghe Chia Tai has since started to supply duck down to Shanghai Lotus. After discussing with the management of Shanghai Lotus, Xianghe Chia Tai anticipated that demand in duck down by Shanghai Lotus, particularly, in the coming winter season, will increase;

- The Revised Annual Caps of 2006 and 2007 represent a moderate growth of 10% as compared to the figures in the previous year, and the growth rate of the Revised Annual Caps during each of the two years ending 31st December, 2007 remain unchanged from the original 10% growth rate of the Existing Annual Caps, and the 10% growth in the Revised Annual Cap of 2006 and 2007 are determined mainly by reference to the expected purchase amount by Shanghai Lotus and the expected inflation rate of approximately 4% per annum in the coming two years;

- As stated in the "Letter from the Board", the prices of the merchandises to be supplied under the above two agreements are to be determined by reference to the prevailing market price, which reflect the consumer price index in the PRC. According to the statistic of the Bureau of Statistics of Shanghai, the Shanghai's consumer price index (for the category of food) increased by 5.3% from January 2005 to July 2005; and

- In addition, we are advised by the Directors that it is essential to obtain a sufficiently large annual cap for the above transactions in order to meet the demand when opportunities arise.

Taking into consideration of the above, we consider that the increment and the growth rate of the Revised Annual Caps during each of the three years ending 31st December, 2007 are justifiable, and we are of the view that the basis of determining the Revised Annual Caps are fair and reasonable so far as the Company and the Shareholders are concerned.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the view that the terms of the Proposed Transaction, including the respective annual caps, are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, and advise the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the Proposed Transactions and the respective annual caps.

Your faithfully
For and on behalf of
Kingsway Capital Limited
Chu Tat Hoi
Director

Details of the proposed amendments to the Bye-Laws are set out as follows:

1. Bye-law 77

The existing bye-law 77 is proposed to be amended by deleting the existing bye-law 77 in its entirety and replacing it with the following:

"77. Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director and subject to the Companies Act, the Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or, subject to the number of Directors determined for the time being by the Company in general meeting, as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following general meeting (in the case of filling a casual vacancy) or until the next following annual general meeting (in the case of an addition to their number) and shall then be eligible for re-election but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting." and

2. Bye-law 82

The existing bye-law 82 is proposed to be amended by deleting the existing bye-law 82 in its entirety and replacing it with the following:

"82. Subject to the provisions of Bye-Law 77 and subject to the manner of retirement by rotation of Directors as from time to time prescribed under the Listing Rules, at every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not less than one-third shall retire from office, such that each Director to retire (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years at the annual general meeting of the Company. A Director retiring at a meeting shall retain office until the close of the meeting."

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to CPP. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of CPP in shares, underlying shares or debentures of CPP or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to CPP and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by CPP under Section 352 of the SFO or as otherwise notified to CPP and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Long position in shares or underlying shares of CPP

	Number of Shares held, capacity and nature of Interest			
Name of Director	**Beneficially owned**	**Through controlled corporation**	**Total number of Shares in CPP**	**Approximate percentage of issued share capital of CPP (%)**
Mr. Sumet Jiaravanon	1,004,014,695	–	1,004,014,695	34.74

(ii) Directors' interests in share options granted by CPP

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10th April, 1992 which expired on 10th April, 2002 and the existing share option scheme (the "Existing Scheme") adopted by CPP on 26th November, 2002, certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors of CPP in options to subscribe for shares in the capital of CPP under the Old Scheme and the Existing Scheme were as follows:

Name of Directors	Date of Grant	Number of shares issuable upon exercise of options held as at Latest Practicable Date	Price per share to be paid on exercise of options *HK$*	Approximate percentage of shareholding (%)
Mr. Dhanin Chearavanont	26th February, 2003	12,800,000	0.3900	0.4429
	3rd May, 2004	12,800,000	0.3900	0.4429
	19th May, 2005	12,000,000	0.3540	0.4153
Mr. Sumet Jiaravanon	26th February, 2003	12,800,000	0.3900	0.4429
	3rd May, 2004	12,800,000	0.3900	0.4429
	19th May, 2005	12,000,000	0.3540	0.4153
Mr. Thanakorn Seriburi	10th August, 1998	17,500,000	0.3875	0.6056
	26th February, 2003	21,584,807	0.3900	0.7469
	3rd May, 2004	20,000,000	0.3900	0.6921
	19th May, 2005	21,000,000	0.3540	0.7267
Mr. Meth Jiaravanont	19th May, 2005	21,000,000	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26th February, 2003	21,584,807	0.3900	0.7469
	3rd May, 2004	20,000,000	0.3900	0.6921
	19th May, 2005	21,000,000	0.3540	0.7267

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of CPP had any interest or short position in shares, underlying shares or debentures of CPP or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to CPP and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by CPP under Section 352 of the SFO or as otherwise notified to CPP and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO AND SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of CPP) had the following interests or short positions in shares or underlying shares of CPP which would fall to be disclosed to CPP under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of CPP and its subsidiaries ("the Group"):

Name	Capacity/Nature of Interest	*Notes*	Number of shares of CPP *Note 1*	Approximate percentage of issued share capital *(%)*
Krung Thai Bank Public Company Limited	Person having a security interest in shares	2	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	Beneficial owner	3	1,004,014,695 (L and S)	34.74
C.P. Intertrade Co., Ltd.	Interest of a controlled corporation	3	1,004,014,695 (L and S)	34.74
Worth Access Trading Limited	Beneficial owner	4	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	Interest of a controlled corporation	4	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	Interest of a controlled corporation	4	1,059,190,000 (L)	30.54
Mr. Marc Lasry	Interest of controlled corporations	5	147,426,000 (L)	5.10
Ms. Cathy Cohen	Interest of spouse	5	147,426,000 (L)	5.10
Avenue Asia Capital Management Genpar LLC	Interest of controlled corporations	5	147,426,000 (L)	5.10
Avenue Asia Capital Management, L.P.	Interest of controlled corporations	5	147,426,000 (L)	5.10

Notes:

1. The letter "L" denotes a long position whilst the letter "S" denotes a short position.

2. 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

3. CPI Holding Co., Ltd. beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI Holding Co., Ltd.

4. Worth Access Trading Limited has a long position in 1,059,190,000 shares (including 481,250,000 shares and the subscription rights of 577,940,000 shares attached to the warrants). Charoen Pokphand Holding Company Limited has declared an interest in these same 1,059,190,000 shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

5. Avenue Asia Capital Management, L.P. beneficially owned 147,426,000 shares. Avenue Asia Capital Management Genpar LLC has declared an interest in these shares by virtue of its shareholding in Avenue Asia Capital Management, L.P.. Mr. Marc Lasry has declared an interest in these shares by virtue of its shareholding in Avenue Asia Capital Management Genpar LLC. Ms. Cathy Cohen being the spouse of Mr. Marc Lasry is deemed to be interested in Mr. Marc Lasry's interests.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of CPP) had an interest or a short position in shares or underlying shares of CPP which would fall to be disclosed to CPP under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the Group save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading positions of the Group since 31st December, 2004 (the date to which the latest published audited consolidated accounts of the Group were made up).

QUALIFICATION AND CONSENT OF EXPERT

The following are the qualifications of the expert (the "Expert") who has given its letter for the inclusion in this circular:

Name	Qualifications	Nature of opinion or advice	Date of opinion
Kingsway	A licensed corporation under the SFO permitted to carry out Type 6 regulated activities (as defined under the SFO)	Letter to the Independent Board Committee and the Independent Shareholders	27th October, 2005

The Expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, the Expert did not have any shareholding in the Company or any other member of the Group or the right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company or any other member of the Group.

GENERAL

(a) No Director is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the Group taken as a whole.

(b) Since 31st December, 2004, the date to which the latest published audited consolidated accounts of the Group have been made up, save as disclosed below, none of Kingsway or any of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

On 21st June, 2005, Chia Tai (China) Agro-Industrial Ltd., a wholly-owned subsidiary of the Company, entered into an equity transfer contract with Chia Tai Biotech Company Limited to dispose of its 50% equity interest in Dong Fang Chia Tai Seed Co. Ltd. for a total consideration of RMB5,055,000 which was received in full. Mr. Sumet Jiaravanon, a director of the Company, has 50% equity interest in Dong Fang Chia Tai Seed Co. Ltd.. The transaction was completed on 14th July, 2005.

(c) The English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business in Hong Kong of CPP at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong from Tuesday, 15th November, 2005 up to and including Wednesday, 30th November, 2005:

(1) Chia Tai Food Packaged Food and Poultry Products New Supply Agreement;

(2) First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement;

(3) Ningbo Chia Tai Edible Oil New Supply Agreement;

(4) Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement;

(5) Shanghai Lotus Duck and Processed Meat Purchase Agreement;

(6) Supplemental Agreement;

(7) the letter from the Independent Board Committee, the text of which is set out on page 19 of this circular;

(8) the letter from Kingsway, the text of which is set out on pages 20 to 36 of this circular; and

(9) the written consent from Kingsway referred to in paragraph headed "Qualification and Consent of Expert" in this Appendix.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 30th November, 2005 at 11:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions or, as the case may be, special resolution of the Company:

ORDINARY RESOLUTIONS

1. **"THAT**

(i) the agreement dated 9th September, 2005 (the "Chia Tai Food Packaged Food and Poultry Products New Supply Agreement") entered into between 正大食品企業(上海)有限公司 (Chia Tai Food Product (Shanghai) Co., Ltd.) ("Chia Tai Food") and 廣州易初蓮花連鎖超市有限公司 (Chia Tai-Lotus (Guangzhou) Investment Company Limited) ("Guangzhou Lotus"), pursuant to which Chia Tai Food has agreed to supply packaged food, poultry products and processed meat, on an ongoing basis, to Guangzhou Lotus, (a copy of which is produced to the meeting marked "A" and initialled by the chairman of the meeting for identification purpose), the terms of the Chia Tai Food Packaged Food and Poultry Products New Supply Agreement and the transactions contemplated thereunder be and are hereby confirmed, approved and ratified, and any one director of the Company be and is hereby authorised to take such actions and execute such documents (to be countersigned by another director of the Company or by the secretary of the Company, if the common seal of the Company is required to be affixed thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder; and

(ii) the proposed annual caps in relation to the transactions under the Chia Tai Food Packaged Food and Poultry Products New Supply Agreement for the two month period of November and December, 2005 and each of the two financial years ending 31st December, 2006 and 31st December, 2007 being HK$1,000,000, HK$6,600,000 and HK$7,260,000, respectively be and are hereby approved."

2. **"THAT**

(i) the agreement dated 9th September, 2005 (the "First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement") entered into between 青島正大有限公司 (Qingdao Chia Tai Company Limited) ("Qingdao Chia Tai") and 廣州易初蓮花連鎖超市有限公司 (Chia Tai-Lotus (Guangzhou) Investment Company Limited) ("Guangzhou Lotus"), pursuant to which Qingdao Chia Tai has agreed to supply chicken and processed meat, on an ongoing basis, to Guangzhou Lotus, (a copy of which is produced to the meeting marked "B" and initialed by the chairman of the meeting for identification purpose), the terms of the First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and the transactions contemplated thereunder be and are hereby confirmed, approved and ratified, and any one director of the Company be and is hereby authorised to take such actions and execute such documents (to be countersigned by another director of the Company or by the secretary of the Company, if the common seal of the Company is required to be affixed thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder; and

(ii) the proposed annual caps in relation to the transactions under the First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement for the two month period of November and December, 2005 and each of the two financial years ending 31st December, 2006 and 31st December, 2007 being HK$5,200,000, HK$34,320,000 and HK$37,752,000, respectively be and are hereby approved."

3. **"THAT**

(i) the agreement dated 9th September, 2005 (the "Ningbo Chia Tai Edible Oil New Supply Agreement") entered into between 寧波正大糧油實業有限公司 (Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.) ("Ningbo Oil") and 廣州易初蓮花連鎖超市有限公司 (Chia Tai-Lotus (Guangzhou) Investment Company Limited) ("Guangzhou Lotus"), pursuant to which Ningbo Oil has agreed to supply edible oil, on an ongoing basis, to Guangzhou Lotus, (a copy of which is produced to the meeting marked "C" and initialled by the chairman of the meeting for identification purpose), the terms of the Ningbo Chia Tai Edible Oil New Supply Agreement and the transactions contemplated thereunder be and are hereby confirmed, approved and ratified, and any one director of the Company be and is hereby authorised to take such actions and execute such documents (to be countersigned by another director of the Company or by the secretary of the Company, if the common seal of the Company is required to be affixed thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder; and

(ii) the proposed annual caps in relation to the transactions under the Ningbo Chia Tai Edible Oil New Supply Agreement for the two month period of November and December, 2005 and each of the two financial years ending 31st December, 2006 and 31st December, 2007 being HK$5,000,000, HK$33,000,000 and HK$36,300,000, respectively be and are hereby approved."

4. **"THAT** the annual caps under the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement (as defined in the circular of the Company dated 27th October, 2005 of which this notice forms part) for each of the three financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 be increased to HK$50,000,000, HK$55,000,000 and HK$60,500,000, respectively."

5. **"THAT** the annual caps under the Shanghai Lotus Duck and Processed Meat Purchase Agreement (as defined in the circular of the Company dated 27th October, 2005 of which this notice forms part) for each of the three financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 be increased to HK$3,500,000, HK$3,850,000 and HK$4,235,000, respectively."

6. **"THAT** the supplemental agreement dated 9th September, 2005 (the "Supplemental Agreement") entered into between 上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.) and 香河正大有限公司 (Xianghe Chia Tai Co., Ltd.), to amend the Shanghai Lotus Duck and Processed Meat Purchase Agreement (as defined in the circular of the Company dated 27th October, 2005 of which this notice forms part) to include duck down in the types of product to be supplied and purchased thereunder, (a copy of which is produced to the meeting marked "D" and initialed by the chairman of the meeting for identification purpose), the terms of the Supplemental Agreement and the transactions contemplated thereunder be and are hereby confirmed, approved and ratified, and any one director of the Company be and is hereby authorised to take such actions and execute such documents (to be countersigned by another director of the Company or by the secretary of the Company, if the common seal of the Company is required to be affixed thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder."

SPECIAL RESOLUTION

7. **"THAT** the bye-laws of the Company be amended as follows:

    (i) Bye-law 77

    By deleting bye-law 77 in its entirety and substituting therefor the following:

    "Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director and subject to the Companies Act, the Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or, subject to the number of Directors determined for the time being by the Company in general meeting, as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following general meeting (in the case of filling a casual vacancy) or until the next following annual general meeting (in the case of an addition to their number) and shall then be eligible for re-election but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting."; and

(ii) Bye-law 82

By deleting bye-law 82 in its entirety and substituting therefor the following:

"Subject to the provisions of Bye-Law 77 and subject to the manner of retirement by rotation of Directors as from time to time prescribed under the Listing Rules, at every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not less than one-third shall retire from office, such that each Director to retire (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years at the annual general meeting of the Company. A Director retiring at a meeting shall retain office until the close of the meeting."

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 27th October, 2005

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him.A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy.For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by any shareholder or shareholders of the Company present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

(ii) 細則第82條

將現行細則第82條之全部刪除，並以下列取代：

「取決於細則第77條及根據上市規則有關董事不時輪值告退之事宜，於每屆股東週年大會上，最少三分之一董事或倘董事人數並非三之倍數，則取最接近但不少於三分一之董事數目須輪值告退。每位輪值告退之董事（包括有指定任期之董事）均須至少每三年一次於股東週年大會上輪值告退。每位退任董事須於其退任大會上繼續出任董事直至大會完結為止。」

承董事會命
董事
何平僊

香港，二零零五年十月二十七日

附註：

1. 隨附大會適用之代表委任表格及本通告將寄發予股東。

2. 代表須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司之股東。

4. 本代表委任表格連同經簽署准授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司（地址為香港皇后大道東一八三號合和中心四十六樓），方為有效。

5. 填妥及交回代表委任表格後，本公司股東仍可按意願親自出席大會或其任何續會，並於會上投票，屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票（不論親自或委派代表），猶如他／她為唯一有權投票者，惟倘超過一位聯名持有人親自或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票（不論親自或委派代表）。

7. 根據本公司現行公司細則第59條，於任何股東大會中對進行表決決議案將以舉手形式決定除非（於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷）要求以點票形式決定由(i)大會之主席提出；或(ii)最少由三位有權出席及投票之股東或其代表提出；或(iii)合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總表決權及有出席之股東或其代表提出；或(iv)合共持有不少於所有股份總額百分之十及有權出席及投票之股東或其代表提出。

4. 「**動議**批准根據上海蓮花雞肉及加工肉品購貨協議(2)項下之每年基準上限(涵義載列於本通告為組成部分之二零零五年十月二十七日之本公司通函內)於截至二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日止之三個財政年度分別增加至50,000,000港元、55,000,000港元及60,500,000港元。」

5. 「**動議**批准根據上海蓮花鴨肉及加工肉品購貨協議項下之每年基準上限(涵義載列於本通告為組成部份之二零零五年十月二十七日之本公司通函內)於截至二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日止之三個財政年度分別增加至3,500,000港元、3,850,000港元及4,235,000港元。」

6. 「**動議**確認、批准及認可於二零零五年九月九日由香河正大有限公司(Xianghe Chia Tai Co., Ltd.)(「香河正大」)及上海易初蓮花連鎖超市有限公司(Shanghai Lotus Supermarket Chain Store Co., Ltd.)(「上海蓮花」)簽訂補充協議(「補充協議」)以修訂上海蓮花鴨肉及加工肉品購貨協議(涵義載列於本通告為組成部份之二零零五年十月二十七日之本公司通函內),以加入羽絨作為供應貨品總類之一,及據此補充協議項下之交易及條款(已註有「D」字樣之協議副本已呈交大會並已由大會主席簡簽,以供識別用途),並授權本公司任何一位董事按其認為有需要或適當而採取有關行動及簽署其他文件(如有需要加蓋公司印鑑,需由另一位董事或公司秘書副署)以執行及完成補充協議項下之交易。」

特別決議案

7. 「**動議**修訂本公司細則如下:

   (i) 細則第77條

   將現行細則第77條之全部刪除,並以下列取代:

   「於不損及根據細則之任何條款賦予本公司於股東大會委任任何人士為董事及取決於公司法例之規定,董事會於任何時候有權委任任何人士為董事以填補臨時空缺或增加現有的董事會成員,惟董事之數目須視乎於本公司股東大會所定之數目而釐定。每位由董事會委任之董事可繼續出任董事至下屆股東大會(如委任作為填補臨時空缺)或至下屆股東週年大會(如委任作為新增董事之名額)並可膺選連任,但不計入被考慮為於該會上須輪流退任決定之董事或董事數額。」;及

2. 「動議：

(i) 確認、批准及認可於二零零五年九月九日由青島正大有限公司(Qingdao Chia Tai Company Limited)(「青島正大」)及廣州易初蓮花連鎖超市有限公司(Chia Tai-Lotus (Guangzhou) Investment Company Limited)(「廣州蓮花」)簽訂之協議(「青島正大雞肉及加工肉品新供應協議(1)」)，有關青島正大持續向廣州蓮花供應雞肉及加工肉品之供應協議，及據此青島正大雞肉及加工肉品新供應協議(1)項下之交易及條款(已註有「B」字樣之協議副本已呈交大會並已由大會主席簡簽，以供識別用途)，並授權本公司任何一位董事按其認為有需要或適當而採取有關行動及簽署其他文件(如有需要加蓋公司印鑑，需由另一位董事或公司秘書副署)以執行及完成協議項下之交易；及

(ii) 批准有關青島正大雞肉及加工肉品新供應協議(1)交易之建議每年基準上限，於二零零五年十一月及十二月兩個月期間及截至二零零六年十二月三十一日與二零零七年十二月三十一日止之兩個財政年度分別為5,200,000港元、34,320,000港元及37,752,000港元。」

3. 「動議：

(i) 確認、批准及認可及於二零零五年九月九日由寧波正大糧油實業有限公司(Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.)(「寧波糧油」)及廣州易初蓮花連鎖超市有限公司(Chia Tai-Lotus (Guangzhou) Investment Company Limited)(「廣州蓮花」)簽訂之協議(「寧波正大糧油食用油新供應協議」)，有關寧波糧油持續向廣州蓮花供應食用油之供應協議，及據此寧波正大糧油食用油新供應協議項下之交易及條款(已註有「C」字樣之協議副本已呈交大會並已由大會主席簡簽，以供識別用途)，並授權本公司任何一位董事按其認為有需要或適當而採取有關行動及簽署其他文件(如有需要加蓋公司印鑑，需由另一位董事或公司秘書副署)以執行及完成協議項下之交易；及

(ii) 批准有關寧波正大糧油食用油新供應協議交易之建議每年基準上限，於二零零五年十一月及十二月兩個月期間及截至二零零六年十二月三十一日與二零零七年十二月三十一日止之兩個財政年度分別為5,000,000港元、33,000,000港元及36,300,000港元。」

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

茲通告卜蜂國際有限公司(「本公司」)謹訂於二零零五年十一月三十日星期三上午十一時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行股東特別大會，藉以考慮並酌情通過下列普通決議案或，視乎情況而定，特別決議案(無論有否修訂)：

普通決議案

1. 「**動議**：

(i) 確認、批准及認可於二零零五年九月九日由正大食品企業(上海)有限公司(Chia Tai Food Product (Shanghai) Co., Ltd.)(「正大食品」)及廣州易初蓮花連鎖超市有限公司(Chia Tai-Lotus (Guangzhou) Investment Company Limited)(「廣州蓮花」)簽訂之協議(「正大食品包裝食品及家禽產品新供應協議」)，有關正大食品持續向廣州蓮花供應包裝食品、家禽產品及加工肉品之供應協議，及據此正大食品包裝食品及家禽產品新供應協議項下之交易及條款(已註有「A」字樣之協議副本已呈交大會並已由大會主席簡簽，以供識別用途)，並授權本公司任何一位董事按其認為有需要或適當而採取有關行動及簽署其他文件(如有需要加蓋公司印鑑，需由另一位董事或公司秘書副署)以執行及完成協議項下之交易；及

(ii) 批准有關正大食品包裝食品及家禽產品新供應協議交易之建議每年基準上限，於二零零五年十一月及十二月兩個月期間及截至二零零六年十二月三十一日與二零零七年十二月三十一日止之兩個財政年度分別為1,000,000港元、6,600,000港元及7,260,000港元。」

備查文件

下列文件之印本可於二零零五年十一月十五日星期二至二零零五年十一月三十日星期三止(包括該日)之一般辦公時間內於本公司之香港主要營業地點香港夏慤道十六號遠東金融中心二十一樓查閱：

(1) 正大食品包裝食品及家禽產品新供應協議；

(2) 青島正大雞肉及加工肉品新供應協議(1)；

(3) 寧波正大糧油食用油新供應協議；

(4) 上海蓮花雞肉及加工肉品購貨協議(2)；

(5) 上海蓮花鴨肉及加工肉品購貨協議；

(6) 補充協議；

(7) 獨立董事委員會函件，內容已載列於本通函第19頁；

(8) 滙富函件，內容已載列於本通函第20至第36頁；及

(9) 本附錄中「專家資格及同意書」一節內滙富之書面同意書。

專家資格及同意書

以下乃專家之資格(「專家」),並提供其函件載入本通函內:

名稱	資格	意見性質	意見日期
滙富	根據證券條例附表5所載,第6類受規管業務之持牌法團(根據證券條例之定義)	致獨立董事委員會及獨立股東之函件	二零零五年十月二十七日

專家已就本通函之刊發發出同意書,同意以現時之形式及涵義轉載其函件於本通函,並於通函內引述其名稱及內容,且迄今並無撤回其同意書。

於最後實際可行日期,專家概無擁有本公司或其集團之任何成員公司之股權及/或任何權利或購股權,以認購或提名他人認購本公司或其集團之任何成員公司之證券。

一般事項

(a) 各董事概無於任何由本集團成員公司所訂立與本集團業務有重大關係之合約或安排中擁有權益。

(b) 自二零零四年十二月三十一日(本集團最近期經審核綜合賬目之編製日期),惟下述披露者外,滙富或各董事概無直接或間接擁有本集團任何成員公司買賣或租賃,或建議買賣或租賃資產之權益。

於二零零五年六月二十一日,正大(中國)農牧有限公司,本公司之一家全資附屬公司,與正大生物科技有限公司簽訂股權轉讓協議,出售其持有東方正大種子有限公司之50%股權權益,作價為人民幣5,055,000元,並已全數收取。本公司董事謝中民先生持有東方正大種子有限公司之50%股權權益。交易於二零零五年七月十四日完成。

(c) 本通函備有中英文本,惟應以英文本為準。

附註：

1. "L"代表好倉，而"S"代表淡倉。

2. Krung Thai Bank Public Company Limited持有1,004,014,695股股份作為抵押。

3. CPI Holding Co., Ltd.實益擁有1,004,014,695股股份，並同時擁有1,004,014,695股淡倉股份。C.P. Intertrade Co., Ltd. 亦公佈因擁有CPI Holding Co., Ltd.之股權，故同樣擁有該等股份之權益。

4. Worth Access Trading Limited擁有1,059,190,000股好倉股份(包括481,250,000股股份及隨附577,940,000股認股權證)。Charoen Pokphand Holding Company Limited亦公佈因擁有Worth Access Trading Limited之股權，故同樣擁有1,059,190,000股股份之權益。同時，Charoen Pokphand Group Company Limited亦公佈因擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

5. Avenue Asia Capital Management, L.P. 實益擁有147,426,000股股份，Avenue Asia Capital Management Genpar LLC亦公佈因擁有Avenue Asia Capital Management, L.P.之股權，故同樣擁有該等股份之權益。Marc Lasry先生公佈因擁有Avenue Asia Capital Management Genpar LLC之股權，故亦同樣擁有該等股份之權益，而Cathy Cohen女士乃Marc Lasry先生之配偶，故視為同樣擁有Marc Lasry先生之該等權益。

除上文所披露者外，根據董事所知悉，於最後實際可行日期，概無人士(非卜蜂國際之董事及主要行政人員)於卜蜂國際股份及相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向卜蜂國際披露之規定所存置登記冊內權益或淡倉，或直接或間接擁有在任何情況下於本集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

競爭權益

於最後實際可行日期，董事概不知悉任何董事持有任何可與本集團業務直接或間接或有可能存在競爭之業務(按上市規則下需作披露)的權益。

服務合約

於最後實際可行日期，董事或建議董事概無與本公司或其集團之任何成員公司簽訂現有或擬訂中之服務合約(不包括於一年內期滿或可由公司終止合約時而無須作出賠償(法定賠償除外)之合約)。

重大逆轉情況

董事概不知悉本集團之財務或經營狀況自二零零四年十二月三十一日(本集團最近期經審核綜合賬目之編製日期)以來有任何重大逆轉情況。

根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士(非卜蜂國際之董事及主要行政人員)於卜蜂國際股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向卜蜂國際披露之權益或淡倉；或直接或間接擁有在任何情況下於卜蜂國際及其附屬公司(「本集團」)任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

名稱	權益資格／性質	附註	卜蜂國際股份數目 附註1	已發行股本之概約百分比 (%)
Krung Thai Bank Public Company Limited	抵押權益	2	1,004,014,695(L)	34.74
CPI Holding Co., Ltd.	實益擁有者	3	1,004,014,695(L及S)	34.74
C.P. Intertrade Co., Ltd.	控制公司權益	3	1,004,014,695(L及S)	34.74
Worth Access Trading Limited	實益擁有者	4	1,059,190,000(L)	30.54
Charoen Pokphand Holding Company Limited	控制公司權益	4	1,059,190,000(L)	30.54
Charoen Pokphand Group Company Limited	控制公司權益	4	1,059,190,000(L)	30.54
Marc Lasry先生	控制公司權益	5	147,426,000(L)	5.10
Cathy Cohen女士	配偶權益	5	147,426,000(L)	5.10
Avenue Asia Capital Management Genpar LLC	控制公司權益	5	147,426,000(L)	5.10
Avenue Asia Capital Management, L.P.	控制公司權益	5	147,426,000(L)	5.10

(ii) 董事於卜蜂國際之購股權權益

根據卜蜂國際於一九九二年四月十日採納之舊購股權計劃，並已於二零零二年四月十日屆滿(「舊計劃」)及於二零零二年十一月二十六日採納之現有購股權計劃(「現有計劃」)，授出購股權予若干董事。於最後實際可行日期，董事根據舊計劃及現有計劃有權認購卜蜂國際股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價	持股量概約百分比
			港元	(%)
謝國民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
謝中民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
李紹祝先生	一九九八年八月十日	17,500,000	0.3875	0.6056
	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267
謝克俊先生	二零零五年五月十九日	21,000,000	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267

除上文披露者外，於最後實際可行日期，卜蜂國際董事及主要行政人員概無於卜蜂國際或其任何聯營公司(定義見證券條例第XV部)之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會卜蜂國際及聯交所之任何權益或淡倉(包括根據該等證券條例之規定當作或視作擁有之權益或淡倉)；或根據證券條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會卜蜂國際及聯交所之任何權益或淡倉。

責任聲明

本通函所載之資料乃遵照上市規則之規定提供有關卜蜂國際之資料。董事就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等深知及確信，本通函並無遺漏其他事實，致使本通函任何內容有誤導成份。

董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，卜蜂國際董事及主要行政人員於卜蜂國際或任何聯營公司（定義見證券條例第XV部份）之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部（包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉）須知會卜蜂國際及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會卜蜂國際及聯交所之權益或淡倉如下：

(i) 持有卜蜂國際之好倉股份或相關股份

	持股量、權益資格／性質			卜蜂國際
		控制公司	卜蜂國際	已發行股本
董事名稱	實益擁有	權益	股份總數	之概約百份比(%)
謝中民先生	1,004,014,695	—	1,004,014,695	34.74

修訂細則之詳情如下：—

1. 細則第77條

將現行細則第77條之全部刪除，並以下列取代：—

「77. 於不損及根據細則之任何條款賦予本公司於股東大會委任任何人士為董事及取決於公司法例之規定，董事會於任何時候有權委任任何人士為董事以填補臨時空缺或增加現有的董事會成員，惟董事之數目須視乎於本公司股東大會所定之數目而釐定。每位由董事會委任之董事可繼續出任董事至下屆股東大會(如委任作為填補臨時空缺)或至下屆股東週年大會(如委任作為新增董事之名額)並可膺選連任，但不計入被考慮為於該會上須輪流退任決定之董事或董事數額。」及

2. 細則第82條

「82. 將現行細則第82條之全部刪除，並以下列取代：—

取決於細則第77條及根據上市規則有關董事不時輪值告退之事宜，於每屆股東週年大會上，最少三分之一董事或倘董事人數並非三之倍數，則取最接近但不少於三分一之董事數目須輪值告退。每位輪值告退之董事(包括有指定任期之董事)均須至少每三年一次於股東週年大會上輪值告退。每位退任董事須於其退任大會上繼續出任董事直至大會完結為止。」

- 誠如「董事會函件」一節所述，根據上述兩項協議供應有關貨品之價格乃參照中國當時之市價而反映消費品物價指數。根據上海統計局資料顯示，上海之消費物價指數（食品種類）由二零零五年一月至二零零五年七月增加5.3%；及

- 另外，吾等已獲董事通知，有必要為上述交易取得足夠大之每年基準上限，以便機會來臨時可應付需求。

經考慮上述原因後，吾等認為於截至二零零七年十二月三十一日止三個年度增加至修訂每年基準上限及其增長率乃屬恰當，及吾等亦認為決定修訂每年基準上限之基準對 貴公司及股東而言乃公平合理。

推薦意見

經考慮上述主要因素及理由後，吾等認為建議交易之條款，包括個別每年基準上限對股東而言乃公平合理，與及對 貴公司及股東整體而言有利。據此，吾等建議獨立股東，及建議獨立董事委員會向獨立股東建議，於股東特別大會上投票贊成批准有關建議交易及個別每年基準上限之普通決議案。

此致

卜蜂國際有限公司
獨立董事委員會及獨立股東 台照

代表
滙富融資有限公司
董事
朱達凱
謹啟

二零零五年十月二十七日

決定有關修訂每年基準上限是否公平合理，吾等已考慮下列因素：

- 與管理層討論後，吾等得悉上海蓮花近期對購買有關貨品超越董事先前所預期，董事相信銷售額激增乃由於二零零五年九月及十月的中國節日及國慶節對肉類需求量依習俗增加所致。此外，管理層預期上海蓮花於二零零五年最後一季購買有關貨品。由管理層得悉，吾等了解中國人於冬季比夏季消耗更多肉類，此乃由於年底有更多節日慶祝所致，包括冬至及農曆新年。因此，上海蓮花預期於繁忙季節前儲存包裝食品及將會為　貴集團於二零零五年年底前對有關貨品之購買量增加。雖然該等節日及假期均於每年發生，由於近九個月上海蓮花對購買有關貨品超越董事先前所預期，管理層認有需要增加現時每年基準上限，此乃基於二零零五年第四季之交易數額很有可能超越原先所預期；

- 於二零零五年九月底，上海蓮花於上海及鄰近地區經營三十八家連鎖超市。上海蓮花通知董事預期於二零零五年年底將有額外八家新連鎖超市啟業；

- 從董事得悉，香河正大加入羽絨於供應貨品目錄之內乃其中之一個原因增加現時每年基準上限。誠如「董事會函件」一節所述，香河正大已開始供應羽絨予上海蓮花。與上海蓮花管理層商議後，香河正大預期上海蓮花對羽絨之需求可能上升，尤其是快將來臨的冬季。

- 二零零六年及二零零七年修訂每年基準上限與去年作比較約有10%之溫和增長。截至二零零七年十二月三十一日止二個年度各項之修訂每年基準上限之增長率與現時每年基準上限之增長率維持原本10%不變，二零零六年及二零零七年修訂每年基準上限之10%增長乃主要基於上海蓮花之預示購買量及預期兩年各年之通脹率約為4%；

吾等從管理層得悉，於二零零五年修訂每年基準上限之基準概括如下：

	(A) (未審核) 於二零零五年首九個月以往之交易數額	(B) 於二零零五年最後三個月之估計交易數額 (註1)	(C) 估計緩衝額 (註2及3)	(D)=(A)=(B)+(C) 於二零零五年修訂每年基準上限
上海蓮花雞肉及加工肉品購貨協議(2)	24,200,000港元	16,500,000港元	9,300,000港元	50,000,000港元
上海蓮花鴨肉及加工肉品購貨協議	1,600,000港元	1,800,000港元	100,000港元	3,500,000港元
合共：	25,800,000港元	18,300,000港元	9,400,000港元	53,500,000港元

註：

1. 於二零零五年最後三個月預計之每月交易數額乃參照於二零零五年七月及八月之平均每月交易數額，分別為約5,500,000港元（上海蓮花雞肉及加工肉品購貨協議(2)）及600,000港元（上海蓮花鴨肉及加工肉品購貨協議）。

2. 管理層估計之緩衝額乃計及(i)於二零零五年最後一季，由於冬至及農曆新年快將來臨，對有關貨品之需求達可觀增長；(ii)上海蓮花於二零零五年底開設八家新蓮花超市；及(iii)香河正大供應之貨品加入羽絨。

3. 從管理層得悉估計(i)上海蓮花雞肉及加工肉品購貨協議(2)；及(ii)上海蓮花鴨肉及加工肉品購貨協議之估計緩衝額乃參照交易之預期增長而釐定。根據管理層提供之資料，吾等知悉上海蓮花雞肉及加工肉品購貨協議(2)於二零零四年及二零零五年首九個月顯示重大增長。交易數額由二零零四年約8,300,000港元增加約15,900,000港元或191.6%至二零零五年首九個月約24,200,000港元。同時，香河正大於二零零五年開始供應鴨肉及加工肉品予上海蓮花，及管理層預期上海蓮花鴨肉及加工肉品購貨協議項下之交易與上海蓮花雞肉及加工肉品購貨協議(2)相比增長較為穩定。

上海蓮花鴨肉及加工肉品購貨協議

	香河正大售予上海蓮花之最高數額（千港元）	與往年度作比較之增長(%)
現時每年基準上限：		
二零零五年一月一日至二零零五年十二月三十一日	2,000	不適用
二零零六年一月一日至二零零六年十二月三十一日	2,200	10%
二零零七年一月一日至二零零七年十二月三十一日	2,420	10%
合共：	**6,620**	
修訂每年基準上限：		
二零零五年一月一日至二零零五年十二月三十一日	3,500	不適用
二零零六年一月一日至二零零六年十二月三十一日	3,850	10%
二零零七年一月一日至二零零七年十二月三十一日	4,235	10%
合共：	**11,585**	

誠如上述所示，為(i)上海蓮花雞肉及加工肉品購貨協議(2)；及(ii)上海蓮花鴨肉及加工肉品購貨協議修訂每年基準上限與現時每年基準上限作比較分別增加約82,800,000港元及5,000,000港元。股東務請注意截至二零零七年十二月三十一日止二個年度各年之修訂每年基準上限之增長率與現時每年基準上限之增長率維持原本10%不變，吾等與董事商議後知悉，二零零六年及二零零七年修訂每年基準上限之10%增長乃主要基於上海蓮花之預示購買量及預期兩年各年之通脹率約為4%。

誠如「董事會函件」一節所述，預計上述修訂每年基準上限乃參照(i)上海蓮花近期對有關貨品之銷售激增；(ii)上海蓮花對有關貨品之購買量可能上升；及(iii)跟隨中國一般消費品價格上升而可能作出之價格上調而釐定。

(2) 決定修訂每年基準上限之理據

下表列出(i)截至二零零七年十二月三十一日止三個年度之現時每年基準上限；及(ii)截至二零零七年十二月三十一日止三個年度之修訂每年基準上限：

上海蓮花雞肉及加工肉品購貨協議(2)

	正大食品售予上海蓮花之最高數額 (千港元)	與往年度作比較之增長 (%)
現時每年基準上限：		
二零零五年一月一日至二零零五年十二月三十一日	25,000	不適用
二零零六年一月一日至二零零六年十二月三十一日	27,500	10%
二零零七年一月一日至二零零七年十二月三十一日	30,250	10%
合共：	**82,750**	
修訂每年基準上限：		
二零零五年一月一日至二零零五年十二月三十一日	50,000	不適用
二零零六年一月一日至二零零六年十二月三十一日	55,000	10%
二零零七年一月一日至二零零七年十二月三十一日	60,500	10%
合共：	**165,500**	

下表載列截至二零零四年十二月三十一日止年度及截至二零零五年九月三十日止九個月期間有關二項上海蓮花持續關連交易之交易數額及截至二零零五年十二月三十一日止之現時每年基準上限：

交易種類	(經審核) 二零零四年 十二月三十一日 止年度 (千港元)	(未審核) 二零零五年 九月三十日 止九個月 (千港元)	二零零五年 十二月三十一日 止年度之現時 每年基準上限 (千港元)
上海蓮花雞肉及加工肉品購貨協議(2)	8,326	24,209	25,000
上海蓮花鴨肉及加工肉品購貨協議	不適用	1,615	2,000
合共：	**8,326**	**25,824**	**27,000**

誠如上述所示，上海蓮花對有關貨品之需求顯著上升。截至二零零五年九月三十日止九個月，正大食品及香河正大售予上海蓮花之有關貨品總值分別為約24,200,000港元及1,600,000港元，差不多達截至二零零五年十二月三十一日止全個財政年度之現時每年基準上限。基於近期銷售額激增，及與上海蓮花之管理層商議其預期需求後，正大食品與香河正大建議增加現時每年基準上限。此外，上海蓮花與香河正大於二零零五年十月五日簽訂補充協議，修訂上海蓮花鴨肉及加工肉品購貨協議，加入羽絨於香河正大供應予上海蓮花之貨品目錄內。

股東務請注意，除修訂每年基準上限及加入羽絨於香河正大供應予上海蓮花之貨品目錄內以外，(i)上海蓮花雞肉及加工肉品購貨協議(2)；及(ii)上海蓮花鴨肉及加工肉品購貨協議之其它主要條款大致上維持不變。補充協議及每項之修訂每年基準上限須於股東特別大會上取得獨立股東批准。

(II) 增加現時每年基準上限及補充協議

(1) 增加現時每年基準上限及補充協議之背景及原因

上海蓮花主要在中國上海及其他地區從事經營大型現賣現帶倉儲式商店。上海蓮花乃 貴公司之關連人士。

於二零零五年四月二十一日召開之先前股東特別大會，獨立股東已批准 貴公司之相關附屬公司進行上海蓮花持續關連交易協議，包括(i)上海蓮花雞肉及加工肉品購貨協議(2)；及(ii)上海蓮花鴨肉及加工肉品購貨協議；及(iii)現時每年基準上限。

根據上海蓮花雞肉及加工肉品購貨協議(2)，正大食品由二零零五年一月一日起至二零零七年十二月三十一日止供應雞肉及加工肉品予上海蓮花。根據上海蓮花雞肉及加工肉品購貨協議(2)之現時每年基準上限，上海蓮花向正大食品購買雞肉及加工肉品之每年數額於截至二零零七年十二月三十一日止之三個財政年度分別不得超過25,000,000港元、27,500,000港元及30,250,000港元。

茲參照上海蓮花鴨肉及加肉工品購貨協議，香河正大自二零零五年一月一日起至二零零七年十二月三十一日止供應鴨肉及加工肉品予上海蓮花。上海蓮花向香河正大購買鴨肉及加工肉品之每年數額於截至二零零七年十二月三十一日止三個財政年度分別不得超過2,000,000港元、2,200,000港元及2,420,000港元。

花超市啟業。此外，吾等亦從董事得悉有必要為每項新持續關連交易取得足夠大之每年基準上限，以便當機會來臨可應付需求。

(C) 供應予廣州蓮花有關貨品之價格可能上升

誠如上述，根據協議供應有關貨品之價格乃參照中國當時之市價及消費物價指數而釐定。

根據廣東省統計局資料顯示，廣東省之消費物價指數(食品種類)於二零零五年七月份，以每年計上升5.9%。

總括而言，經考慮上述因素，吾等認為新持續關連交易於截至二零零五年十二月三十一日止前兩個月之基準上限乃屬恰當，基於(i)廣州蓮花所提供之預示購買量；(ii)新持續關連交易以往記錄顯示快速增長；及(iii)廣州蓮花對有關貨品需求受到於二零零五年年底及於二零零六年廣州蓮花將分別開設四家及八家新超市之刺激，並當冬至及新年來臨時對有關貨品之預期強勁需求。

此外，吾等亦認為與去年比較，對二零零六年基準上限及二零零七年基準上限而假設10%增長乃屬合理，由於(i)管理層預期廣州蓮花於將來會繼續擴充其業務；(ii)於中國近年來之經濟持續增長及生活質素改善將刺激對有關貨品之需求；及(iii)有關貨品價格可能跟隨中國之消費物價指數預期溫和上升而上調。

總括上述因素，吾等認為決定每項新持續關連交易各自之每年基準上限之準則對 貴公司及股東而言乃公平合理。

吾等已取得以往交易之數額，並與　貴公司之管理層商討釐定有關每年基準上限之主要基準概括如下：

(A) 廣州蓮花向寧波糧油及青島正大於截至二零零四年十二月三十一日止兩個年度之以往購買數額

寧波糧油與青島正大分別自二零零三年三月及二零零三年四月與廣州蓮花進行交易。自此，各方之交易顯著上升。

交易種類	(經審核)二零零三年之實際交易數額(千港元)	(經審核)二零零四年之實際交易數額(千港元)	建議二零零五年十二月三十一日止前兩個月之基準上限(千港元)	二零零六年基準上限(千港元)	二零零七年基準上限(千港元)
青島正大雞肉及加工肉品新供應協議(1)	5,000	11,538	5,200	34,320	37,752
寧波正大糧油食用油新供應協議	2,596	12,981	5,000	33,000	36,300
合共：	**7,596**	**24,519**	**10,200**	**67,320**	**74,052**

註：正大食品自二零零五年三月開始與廣州蓮花進行交易。

根據管理層所提供之數字，青島正大銷售予廣州蓮花所得之收入由二零零三年約5,000,000港元增加約6,500,000港元或131%至二零零四年約11,500,000港元。寧波糧油銷售予廣州蓮花所得之收入由二零零三年2,600,000港元增加約10,400,000港元或400%至二零零四年約13,000,000港元。管理層解釋有關龐大之收入增長乃主要由於廣州蓮花於同期持續擴充其營運業務而增加其購買量。董事預期由於廣州蓮花將會增加更多連鎖超市，廣州蓮花對購買有關貨品將會繼續增加。

(B) 廣州蓮花之擴充計劃

吾等從管理層得悉，直至二零零五年九月底，廣州蓮花共經營七家蓮花超市。預期於二零零五年年底及於二零零六年分別共有四家及八家新蓮

交易數額分別約160,000港元、120,000港元及零；從管理層得悉，該期間之波動乃主要由於交易於若干月前才開始及廣州蓮花之購買模式尚未穩定）；及(ii)基準上限數額之實際數額相對較小（1,000,000港元）。

(ii) 二零零六年基準上限及二零零七年基準上限

(a) 正大食品包裝食品及家禽產品新供應協議

根據正大食品包裝食品及家禽產品新供應協議，二零零六年基準上限與二零零七年基準上限分別為約6,600,000港元及7,300,000港元。

(b) 青島正大雞肉及加工肉品新供應協議(1)

根據青島正大雞肉及加工肉品新供應協議(1)，二零零六年基準上限與二零零七年基準上限分別為約34,300,000港元及37,800,000港元。

(c) 寧波正大糧油食用油新供應協議

根據寧波正大糧油食用油新供應協議，二零零六年基準上限與二零零七年基準上限分別約33,000,000港元及36,300,000港元。

誠如上述所示，上述交易之二零零六年基準上限及二零零七年基準上限比往年上升約10%。股東務請注意二零零六年基準上限之計算乃基於上述交易截至二零零五年十二月三十一日止前兩個月之年度基準上限數額（截至二零零五年十二月三十一日止前兩個月之基準上限數額之六倍）。基於吾等與董事商議後，吾等得悉二零零六年基準上限及二零零七年基準上限之10%增長乃主要參照廣州蓮花之預示可能購買量及預期兩年每年約4%之通脹率而釐定。

(b) 青島正大雞肉及加工肉品新供應協議(1)

青島正大雞肉及加工肉品新供應協議(1)於二零零五年十二月三十一日止前兩個月之基準上限數額為約5,200,000港元或於二零零五年首九個月之累計交易數額約41.2%。

(c) 寧波正大糧油食用油新供應協議

寧波正大糧油食用油新供應協議於二零零五年十二月三十一日止前兩個月之基準上限數額為約5,000,000港元或於二零零五年首九個月之累計交易數額約48.4%。

吾等與管理層商議後，吾等了解新持續關連交易於二零零五年十二月三十一日止前兩個月之基準上限數額乃主要參照廣州蓮花提供之預示購買量。此外，吾等亦由管理層告知廣州蓮花於估計向相關附屬公司之購買量時，乃主要參照下述因素：

- 二零零五年首九個月向相關附屬公司之購買總值，尤其是二零零五年八月及九月之每月平均交易數額。(1)正大食品包裝食品及家禽產品新供應協議；(2)青島正大雞肉及加工肉品新供應協議(1)及(3)寧波正大糧油食用油新供應協議於二零零五年八月及九月之每月平均交易數額分別為60,000港元，1,400,000港元及980,000港元；

- 下述「廣州蓮花向寧波糧油及青島正大於截至二零零四年十二月三十一日止兩個年度之以往購買數額」一節中分析新持續關連交易之以往增長；

- 廣州蓮花預期於二零零五年底增加分店數目及銷售額。廣州蓮花於二零零五年九月底經營七家蓮花超市，預期四家新蓮花超市於二零零五年底啟業。

此外，管理層亦認為為正大食品包裝食品及家禽產品新供應協議於截至二零零五年十二月三十一日止前兩個月之基準上限數額設較大之緩衝額乃合理，因(i)正大食品與廣州蓮花於二零零五年三月才開始交易，而交易數額於過去數月（於二零零五年七月、八月及九月之

(3) 根據新持續關連交易下之每年基準上限

下述列載新持續關連交易於二零零五年首九個月之實際交易數額及於截至二零零五年十二月三十一日止前兩個月之基準上限、截至二零零六年十二月三十一日止年度(「二零零六年基準上限」)與截至二零零七年十二月三十一日止年度(「二零零七年基準上限」)之每年基準上限：

交易種類	(未審核) 二零零五年 首九個月之 實際交易數額 (千港元)	二零零五年 十二月三十一日 止前兩個月之 基準上限 (千港元)	二零零六年 基準上限 (千港元)	二零零七年 基準上限 (千港元)
正大食品包裝食品及家禽產品新供應協議	748	1,000	6,600	7,260
青島正大雞肉及加工肉品新供應協議(1)	12,636	5,200	34,320	37,752
寧波正大糧油食用油新供應協議	10,325	5,000	33,000	36,300
合共：	**23,709**	**11,200**	**73,920**	**81,312**

(i) 二零零五年十二月三十一日止前兩個月之基準上限數額

(a) 正大食品包裝食品及家禽產品新供應協議

正大食品包裝食品及家禽產品新供應協議於二零零五年十二月三十一日止前兩個月之基準上限數額為約1,000,000港元或於二零零五年首九個月之累計交易數額約133.7%。

股東務請注意正大食品包裝食品及家禽產品新供應協議之上限數額之百分率比對首九個月之實際交易數額多於另外兩份協議。管理層告知乃由於正大食品與廣州蓮花自二零零五年三月開始交易，因此，上述實際交易數額只包含約七個月之營運業績。

吾等已審閱於二零零五年九月與十月相關附屬公司與其他獨立第三者簽訂類似交易之合同樣本，得悉相關附屬公司供應予其他獨立第三者之有關貨品價格亦參照當時實際訂單之市價及售予廣州蓮花之類似貨品銷售價格與其他獨立第三者並無重大差別而釐定。

於吾等所審閱之合同樣本，吾等亦知悉相關附屬公司給予廣州蓮花或其他獨立第三者之信貸期不同。吾等得悉相關附屬公司提供之信貸期之實際信貸條款乃以個別形式及參照當時給予其他獨立第三者之相關實際訂單而釐定。由於給予獨立客戶之信貸期不時有變，為維持給予廣州蓮花及獨立第三者在類似交易之信貸期適合相比，在協議中並無確定固定信貸期。然而，協議列明信貸期最多為60日，吾等從董事獲悉相關附屬公司提供該信貸期限乃為將來給予其客戶之信貸期若有所變動時能提供靈活性。據此，吾等認為相關附屬公司給予廣州蓮花與獨立客戶之信貸期均一致公平地處理，協議之條款，包括信貸期，對獨立股東而言屬公平合理。

雖然有關貨品之價格有待訂立，股東務請注意協議將不構成相關附屬公司之任何合約責任。倘於訂立購買訂單時，協議雙方對供應有關貨品之價格未能達一致同意時，相關附屬公司並不需強制供應有關貨品予廣州蓮花。

因此，尤其是根據協議所供應之貨品價格乃參照有關貨品於中國當時之市價及市場需求與及相關附屬公司（為有關貨品之供應商）之生產成本而釐定，吾等認為協議之條款對獨立股東而言乃公平合理。

管理層告知，寧波糧油及青島正大自二零零三年起已有提供有關貨品予廣州蓮花之記錄及廣州蓮花亦為其中之一位主要客戶。正大食品自二零零五年三月起與廣州蓮花開始交易。

經考慮(1)大部份相關附屬公司與廣州蓮花已建立長期關係；(2)根據協議項下之交易乃與相關附屬公司之現時業務一致；及(3)訂立之協議乃非專利權形式制定，即相關附屬公司仍可靈活地選擇任何其他獨立客戶，吾等認為相關附屬公司與廣州蓮花透過新持續關連交易繼續及保持現有之商業關係乃屬恰當。股東務請注意根據協議項下之交易條款乃參照中國當時之市價及有關貨品之市場需求，相關附屬公司之生產成本及不遜於相關附屬公司從獨立第三者所獲得之價格而釐定。據此，吾等認為簽訂之協議對 貴公司及股東整體而言乃合乎商業利益。

(2) 新持續關連交易之條款

誠如本通函中「董事會函件」一節所述，根據協議所供應之有關貨品價格乃參照(i)有關貨品於中國當時之市價及市場需求及相關附屬公司（為有關貨品之供應商）之生產成本；及(ii)不遜於相關附屬公司從獨立第三者所獲得的價格而釐定。

董事認為協議之條款乃按一般商業條款釐定，屬公平合理及對 貴公司及股東整體而言有利。

管理層確認相關附屬公司並無與獨立客戶簽訂長期銷售合同，然而，供應予獨立客戶之有關商品價格乃參照實際訂單之市價而釐定。

由於並無長期銷售合同監察與獨立客戶之未來交易，當作出彼等認為新持續關連交易會與獨立客戶之交易採納相同定價政策之意見時，乃主要基於管理層之確認及陳述與廣州蓮花及獨立客戶之未來交易將以相同方式進行。

以達致吾等之意見。吾等並無理由懷疑董事所提供之資料及聲明之真實性、準確性及完整性。董事亦通知吾等該通函所載之資料並無遺漏或隱瞞任何重大事實。

然而，吾等並無就　貴公司之管理層及董事所提供之資料進行任何獨立核實，亦概無對　貴集團、廣州蓮花及上海蓮花之商業及事務進行任何深入獨立調查。

主要考慮因素及理由

就建議交易向獨立董事委員會及獨立股東作出意見及推薦時，吾等經考慮下列主要因素及理由：

(I) 新持續關連交易

(1) 新持續關連交易之背景及原因

貴集團主要從事農產品貿易、經營飼料廠及禽畜業務、產銷摩托車與汽車零部件，及物業與投資控股。

廣州蓮花乃一家控股公司，擁有若干於中國成立之附屬公司，主要業務在廣東省經營七家大型現賣現帶倉儲式商店，供應食品及非食品貨品，分店位於廣州、汕頭、南海、江門及佛山。

完成Lotus-CPF協議之條件有待，其中包括，取得正大企業獨立股東之批准。廣州蓮花將成為正大企業之一家間接附屬公司。股東務請注意倘Lotus-CPF協議未能完成，根據上市規則下，廣州蓮花將不會成為　貴公司關連人士之聯繫人士，因此，與廣州蓮花簽訂之任何交易，對　貴集團概不會構成關連交易，並無須取得獨立股東之批准。

董事認為新持續關連交易乃按　貴集團之一般商業條款進行，並認為新持續關連交易提供一個非常寶貴的機會予相關附屬公司，以獲得於中國具有豐富經驗及完善零售網絡之廣州蓮花購買貨品。

根據(i)上海蓮花雞肉及加工肉品購貨協議(2)；(ii)上海蓮花鴨肉及加工肉品購貨協議；及(iii)上述兩項協議各自之每年基準上限均於先前股東特別大會上取得獨立股東批准，正大食品及香河正大同意自二零零五年一月一日起至二零零七年十二月三十一日持續供應有關貨品予上海蓮花。

於二零零五年九月三十日止九個月，根據上海蓮花持續關連交易，正大食品與香河正大供應予上海蓮花之有關貨品累計值已差不多達截至二零零五年十二月三十一日止年度之有關每年基準上限。據此，正大食品與香河正大建議增加現時每年基準上限。此外，於二零零五年十月五日，上海蓮花與香河正大簽訂補充協議，以修訂上海蓮花鴨肉及加工肉品購貨協議，香河正大供應予上海蓮花加入羽絨於貨品目錄內。

誠如本通函「董事會函件」一節所述，假設正大企業之獨立股東批准Lotus-CPF協議，根據上市規則之定義，廣州蓮花及上海蓮花均視為本公司之關連人士，建議交易將有待，其中包括，於股東特別大會上取得獨立股東之批准。謝氏家族之四位成員，包括謝正民先生、謝大民先生、謝中民先生及謝國民先生，及其各自之聯繫人士(包括CPI Holding Co., Ltd.及Worth Access Trading Limited)將於股東特別大會上放棄投票有關之決議案。

董事會現時包括十二位執行董事：謝中民先生、謝國民先生、李紹祝先生、謝克俊先生、黃業夫先生、何炎光先生、何平僊先生、白善霖先生、謝吉人先生、謝杰人先生、謝仁基先生及謝漢人先生與三位獨立非執行董事：馬照祥先生、Kowit Wattana先生及Sombat Deo-isres先生。獨立董事委員會已成立，成員包括三位獨立非執行董事，就建議交易對獨立股東提供意見。吾等已獲　貴公司委任為獨立財務顧問向獨立董事委員會及獨立股東就有關協議之條款及建議交易之每年基準上限對獨立股東而言是否公平合理及對　貴公司與股東整體而言是否有利提供意見。

意見基準

吾等就建議交易向獨立董事委員會及獨立股東作出意見及推薦時，端賴董事所提供之資料及聲明，並認為乃完整及相關。

吾等根據通函內之資料及聲明並假設通函內董事所作出之聲明、意見及意向自提供至通函刊發之日乃真實、準確及完整，可供信賴。吾等亦假定董事於通函內所作出之聲明、意見及意向乃經仔細垂詢後合理地作出。吾等認為已審閱足夠之資料

下文乃載入本通函內於二零零五年十月二十七日滙富致獨立董事委員會及獨立股東提供意見之函件全文。

滙富集團 KingswayGroup

香港中環夏慤道10號和記大廈5樓
電話：(852) 2877-1830　傳真：(852) 2868-3570

敬啟者：

新持續關連交易、根據上海蓮花持續關連交易下修訂現時每年基準上限及補充協議

緒言

吾等獲委任向獨立董事委員會及獨立股東就(I)根據(1)正大食品包裝食品及家禽產品新供應協議；(2)青島正大雞肉及加工肉品新供應協議(1)；及(3)寧波正大糧油食用油新供應協議（統稱「協議」）將進行之交易（「新持續關連交易」）；(II)根據上海蓮花持續關連交易下增加現時每時基準上限（「修訂每年基準上限」）；及(III)補充協議（統稱「建議交易」）提供意見，詳情列載於　貴公司二零零五年十月二十七日致股東之通函（「通函」）中「董事會函件」一節，本函件亦為通函之一部份。除文義另有所指，本函件用語之涵義與通函所界定者相同。

董事會公佈於二零零五年九月九日，寧波糧油、青島正大及正大食品（統稱「相關附屬公司」）與廣州蓮花訂立協議。該等協議載列相關附屬公司將供應有關貨品之架構，廣州蓮花就採購有關貨品而不時向相關附屬公司作出特定訂單時尤其須遵守之主要條款及條件及一般定價原則。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份編號：43)

敬啟者：

新持續關連交易、根據上海蓮花持續關連交易下修訂現時每年基準上限及補充協議

吾等獲委任為獨立董事委員會就新持續關連交易之條款及有關每年基準上限、修訂每年基準上限及補充協議對獨立股東提供意見，有關詳情已列載於二零零五年十月二十七日印發予股東之通函(「通函」)，本函件亦為通函之一部份。除文義另有所指，本函件用語之涵義與通函所界定相同。

經考慮新持續關連交易之條款及有關每年基準上限、修訂每年基準上限及補充協議及列載於本通函第20至第36頁之滙富意見函件後，吾等認為該等條款對本公司有利，並對股東整體而言乃屬公平合理。

吾等遂建議獨立股東於股東特別大會上投票贊成有關新持續關連交易協議及其項下之交易、有關每年基準上限、修訂每年基準上限及補充協議之所有決議案。

此致

列位獨立股東　台照

代表
獨立董事委員會

獨立非執行董事	獨立非執行董事	獨立非執行董事
馬照祥	**Kowit Wattana**	**Sombat Deo-isres**

二零零五年十月二十七日

G. 推薦意見

獨立董事委員會已成立，以考慮新持續關連交易之條款及有關每年基準上限、修訂每年基準上限及補充協議對本公司及獨立股東而言是否公平及合理。滙富已獲委任向獨立董事委員會及獨立股東就有關事項提供意見。

獨立董事委員會經考慮滙富之意見，認為新持續關連交易之條款及有關每年基準上限、修訂每年基準上限及補充協議屬公平合理，並對本公司及股東整體而言有利。因此，建議獨立股東投票贊成將於股東特別大會上提呈之有關普通決議案。

董事認為有關建議之特別決議案以修訂細則對本公司及股東整體而言有利，因此，建議所有股東投票贊成將於股東特別大會上提呈之特別決議案。

此致

列位股東　台照

承董事會命
董事
何平僊
謹啟

二零零五年十月二十七日

為符合最新修訂之上市規則，董事會認為有需要修訂本公司之細則。有關建議修訂細則之特別決議案將於股東特別大會上提呈。建議修訂之詳情列載於此通函內之附錄一。

F. 股東特別大會

召開股東特別大會之通告載於本通函第44至第47頁，並訂於二零零五年十一月三十日星期三上午十一時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行。

根據本公司細則第59條，於任何股東大會中進行表決決議案將以舉手形式決定，除非(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)被要求以點票形式決定，並由

(a) 大會之主席提出；或

(b) 最少三位有權出席及投票之股東或其代表提出；或

(c) 合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總投票權及有出席之股東或其代表提出；或

(d) 合共持有已繳股本不少於所有已繳股本總額百分之十及有權出席及投票之股東或其代表提出。

根據以上所述，股東特別大會之主席將要求以點票形式進行每項有關新持續關連交易之條款及有關每年基準上限、修訂每年基準上限及補充協議之普通決議案。

茲隨附適用於股東特別大會之代表委任表格。無論　閣下是否有意出席大會，敬請依照表格上之指示填妥，儘早並於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心四十六樓。填妥及交回代表委任表格後，　閣下仍可按意願親自出席股東特別大會或其任何續會，並於會上投票。

謝國民先生透過一家其擁有50.86%股權之公司，Ramon Limited，合共擁有正大企業已發行股本約61.71%權益。據此，正大企業乃卜蜂國際控權股東之聯繫人士，因此，根據上市規則第14A.11條乃卜蜂國際之關連人士。

於Lotus-CPF協議完成時，廣州蓮花將成為正大企業之附屬公司，亦為卜蜂國際控權股東之聯繫人士，因此，根據上市規則第14A.11條之定義下，為卜蜂國際之關連人士。當廣州蓮花成為卜蜂國際之關連人士後，新持續關連交易將構成卜蜂國際之關連交易及新持續關連交易之條款及其有關每年基準上限須於股東特別大會上取得獨立股東批准，並為獨立董事委員會意見及滙富公平意見之主旨。提呈之有關決議案將以點票方式於股東特別大會上進行投票。完成Lotus-CPF協議之條件，其中包括，須於正大企業之股東大會（日期將會公佈）上取得正大企業獨立股東之批准。根據正大企業於二零零五年九月十六日之公佈，Lotus-CPF協議須於二零零五年十二月三十日或以前或協議雙方同意下之任何其他工作日完成，與Fortune Shanghai協議（定義見其中）同時完成。倘Lotus-CPF協議未能完成，根據上市規則下，廣州蓮花將不會成為卜蜂國際關連人士之聯繫人士。卜蜂國際與廣州蓮花根據新持續關連交易協議項下之任何交易將不會構成關連交易並無須取得獨立股東之批准。

謝國民先生及其聯繫人士間接擁有C.P. Seven Eleven之已發行股本合共46.6%權益，而上海蓮花乃C.P. Seven Eleven之附屬公司。因此，上海蓮花乃謝國民先生之聯繫人士及根據上市規則第14A.11條乃卜蜂國際之關連人士。根據上市規則第14A.36條，每項修訂之每年基準上限須於股東特別大會上取得獨立股東批准，並為獨立董事委員會意見及滙富公平意見之主旨，此決議案之投票將以點票方式於股東特別大會上進行投票。

謝氏家族股東及其各自之聯繫人士（包括CPI Holding Co., Ltd.及Worth Access Trading Limited）將於股東特別大會上放棄投票有關新持續關連交易之條款及有關每年基準上限、修訂每年基準上限及補充協議之普通決議案。

E. 建議修訂細則

於二零零四年十一月十九日，聯交所刊發《企業管治常規守則》（「守則條文」），並於二零零五年一月一日生效。守則條文規定，其中包括，每位董事之任期應有指定期限，並至少須每三年輪席告退一次（守則條文第A.4.2條）。上市規則已加入新附錄二十三，要求上市發行人須於年報內載入《企業管治報告》。本公司已審閱其有關企業管治常規，並參照守則條文及細則，認為有需要修訂細則以符合最新修訂之上市規則，尤其是守則條文第A.4.2條。

補充協議

由於預期對羽絨之需求持續上升，於二零零五年十月五日，上海蓮花與香河正大簽訂補充協議以擴大香河正大供應予上海蓮花之貨品範疇(包括羽絨)。除加入此條款外，上海蓮花鴨肉及加工肉品購貨協議內之其他所有條款將維持不變。補充協議須於股東特別大會取得獨立股東批准，並為獨立董事委員會意見及滙富公平意見之主旨。

C. 新持續關連交易、根據上海蓮花持續關連交易下修訂現時每年基準上限及補充協議之原因

卜蜂國際及其附屬公司主要從事農產品貿易、經營飼料廠及家禽業務、產銷摩托車與汽車零部件及物業與投資控股。

正大企業乃一家投資控股公司，其附屬公司從事各項商業活動，其中包括在中國經營大型現賣現帶倉儲式商店、於泰國向財務機構提供軟件解決方案及於中國投資商業物業。

廣州蓮花主要在廣東省經營大型現賣現帶倉儲式商店，而上海蓮花主要於上海及其他地區經營大型現賣現帶倉儲式商店。

董事認為根據新持續關連交易協議供應有關貨品予廣州蓮花實屬一個非常寶貴之機會，使卜蜂國際有關附屬公司獲得於中國擁有豐富經驗及完善之零售網絡之其他主要客戶。董事亦認為根據上海蓮花鴨肉及加工肉品購貨協議下之補充協議，由香河正大向上海蓮花供應包括羽絨可擴闊貨品範疇，並對本集團之業務有利。

董事(包括獨立非執行董事經考慮滙富之意見後)認為新持續關連交易之條款及有關每年基準上限、根據上海蓮花持續關連交易下修訂現時每年基準上限及補充協議之條款乃按一般商業條款進行，屬公平合理，並對卜蜂國際及其股東整體而言有利。

D. 上市規則之含義

謝氏家族股東合共間接擁有卜蜂國際已發行股本約51.43%權益。

下表載列現時每年基準上限及修訂每年基準上限：

	截至二零零五年十二月三十一日止年度			截至二零零六年十二月三十一日止年度			截至二零零七年十二月三十一日止年度		
	現時每年基準上限 (千港元)	增加數額 (千港元)	修訂每年基準上限 (千港元)	現時每年基準上限 (千港元)	增加數額 (千港元)	修訂每年基準上限 (千港元)	現時每年基準上限 (千港元)	增加數額 (千港元)	修訂每年基準上限 (千港元)
上海蓮花雞肉及加工肉品購貨協議(2)	25,000	25,000	50,000	27,500	27,500	55,000	30,250	30,250	60,500
上海蓮花鴨肉及加工肉品購貨協議	2,000	1,500	3,500*	2,200	1,650	3,850*	2,420	1,815	4,235*

* 包括鴨肉、加工肉品及羽絨(已包括在補充協議內)。

修訂每年基準上限之準則

上海蓮花雞肉及加工肉品購貨協議(2)

建議修訂每年基準上限乃參照：(i)截至二零零五年九月三十日止九個月期間，供應予上海蓮花之雞肉及加工肉品已差不多達截至二零零五年十二月三十一日止全個財政年度之有關每年基準上限；(ii)於二零零五年七月至九月這三個月期間，銷售有關貨品總額約達11,500,000港元，董事會相信乃由於二零零五年九月及十月的中國節日及國慶節對肉類之需求量依習俗增加所致；及(iii)與上海蓮花管理層商議其預期需求。

上海蓮花鴨肉及加工肉品購貨協議

香河正大根據上海蓮花鴨肉及加工肉品購貨協議已開始供應羽絨予上海蓮花。根據以下「補充協議」一節所述，香河正大根據上海蓮花鴨肉及加工肉品購貨協議與上海蓮花簽訂補充協議，加入羽絨為貨品範疇。

建議修訂每年基準上限乃參照：(i)經與上海蓮花管理層商議其對羽絨之預期需求可能上升，尤其是快將來臨的冬季；及(ii)截至二零零五年一月至九月這九個月期間根據上海蓮花鴨肉及加工肉品購貨協議之累計銷售額已差不多達二零零五年全個財政年度之有關每年基準上限。

現時及修訂之每年基準上限

上海蓮花根據上海蓮花持續關連交易協議於近幾個月對有關貨品之需求顯著上升，超越董事先前之預期。於二零零五年九月三十日，根據有關之上海蓮花持續關連交易，供應予上海蓮花之有關貨品累計值已差不多達截至二零零五年十二月三十一日止全個財政年度之有關每年基準上限。為了讓正大食品及香河正大可繼續根據上海蓮花持續關連交易協議下之條款及條件供應有關貨品予上海蓮花，正大食品及香河正大建議增加已於先前股東特別大會上取得獨立股東批准之現時每年基準上限至修訂每年基準上限。此將須於股東特別大會上取得獨立股東批准，並為獨立董事委員會意見及滙富公平意見之主旨。

下表載列截至二零零四年十二月三十一日止年度及二零零五年九月三十日止九個月期間有關上海蓮花持續關連交易之每項數額：

	(經審核) 二零零四年 十二月三十一日 止年度 (千港元)	(未審核) 二零零五年 九月三十日 止九個月 (千港元)
上海蓮花雞肉及加工肉品購貨協議(2)	8,326	24,209
上海蓮花鴨肉及加工肉品購貨協議	不適用	1,615

下表載列每項新持續關連交易項下所建議之基準上限並以自二零零五年一月至九月對有關貨品之累計銷售額作比較：—

	(未審核) 二零零五年 九月三十日 止九個月 (千港元)	二零零五年 十二月三十一日 止前兩個月之 建議基準上限 (千港元)	二零零六年 十二月三十一日 止年度之 建議基準上限 (千港元)	二零零七年 十二月三十一日 止年度之 建議基準上限* (千港元)
正大食品包裝食品及家禽產品新供應協議	748	1,000	6,600	7,260
青島正大雞肉及加工肉品新供應協議(1)	12,636	5,200	34,320	37,752
寧波正大糧油食用油新供應協議	10,325	5,000	33,000	36,300

* 二零零七年十二月三十一日止年度之每年基準上限乃按前一年之約10%增長率計算

B. 根據上海蓮花持續關連交易下修訂現時每年基準上限及補充協議

上海蓮花持續關連交易之詳情

茲參照先前公佈，本公司公佈本集團訂立若干包括上海蓮花持續關連交易(定義見先前公佈)之持續關連交易，每項交易及有關之每年基準上限均於先前股東特別大會上取得獨立股東批准。

上海蓮花持續關連交易分別包括以下由正大食品及香河正大與上海蓮花簽訂之協議：

(1) 上海蓮花雞肉及加工肉品購貨協議(2)；及

(2) 上海蓮花鴨肉及加工肉品購貨協議。

年期

自Lotus-CPF協議之完成日期起至二零零七年十二月三十一日止。

價格

將參照中國食用油之當時市價及市場需求、寧波糧油之生產成本及不遜於寧波糧油從獨立第三者所獲得之價格而釐定。

付款條款

信貸期最多為60日。買方需以電匯、三個月內銀行承兑匯票或中國認可之其他付款方式支付。

於二零零五年十一月及十二月兩個月期間(假設Lotus-CPF協議可於二零零五年十一月完成)及截至二零零六年十二月三十一日及二零零七年十二月三十一日止財政年度,廣州蓮花向寧波糧油採購食用油之每年貨款將分別不超過5,000,000港元、33,000,000港元及36,300,000港元。建議基準上限乃參照:(i)廣州蓮花於二零零五年一月至九月止期間所採購之有關貨品總值約10,325,000港元(未審核);(ii)跟隨中國一般消費品價格上升而可能作出之價格上調;及(iii)廣州蓮花對有關貨品可能增加之購買量。

價格

將參照中國雞肉及加工肉品之當時市價及市場需求、青島正大之生產成本及不遜於青島正大從獨立第三者所獲得之價格而釐定。

付款條款

信貸期最多為60日。買方需以電匯、三個月內銀行承兑匯票或中國認可之其他付款方式支付。

於二零零五年十一月及十二月兩個月期間(假設Lotus-CPF協議可於二零零五年十一月完成)及截至二零零六年十二月三十一日及二零零七年十二月三十一日止財政年度,廣州蓮花向青島正大採購雞肉及加工肉品之每年貨款將分別不超過5,200,000港元、34,320,000港元及37,752,000港元。建議基準上限乃參照:(i)廣州蓮花於二零零五年一月至九月止期間所採購之有關貨品總值約12,636,000港元(未審核);(ii)跟隨中國一般消費品價格上升而可能作出之價格上調;及(iii)廣州蓮花對有關貨品可能增加之購買量。

(3) 寧波正大糧油食用油新供應協議

訂立日期

二零零五年九月九日

訂約方

1. 寧波糧油(作為供應商)

2. 廣州蓮花(作為採購方)

貨品

食用油

價格

將參照中國包裝食品、家禽產品及加工肉品之當時市價及市場需求、正大食品之生產成本及不遜於正大食品從獨立第三者所獲得之價格而釐定。

付款條款

信貸期最多為60日。買家需以電滙、三個月內銀行承兑滙票或中國認可之其他付款方式支付。

於二零零五年十一月及十二月兩個月期間(假設Lotus-CPF協議可於二零零五年十一月完成)及截至二零零六年十二月三十一日及二零零七年十二月三十一日止財政年度，廣州蓮花向正大食品採購包裝食品、家禽產品及加工肉品之每年貨款將分別不超過1,000,000港元、6,600,000港元及7,260,000港元。建議基準上限乃參照：(i)廣州蓮花於二零零五年一月至九月止期間所採購之有關貨品總值約748,000港元(未審核)；(ii)跟隨中國一般消費品價格上升而可能作出之價格上調；及(iii)正大食品從事包裝食品種類之預期增長，引致廣州蓮花對有關貨品購買量之可能增長。

(2) *青島正大雞肉及加工肉品新供應協議(1)*

訂立日期

二零零五年九月九日

訂約方

1. 青島正大(作為供應商)

2. 廣州蓮花(作為採購方)

貨品

雞肉及加工肉品

年期

自Lotus-CPF協議之完成日期起至二零零七年十二月三十一日止。

董事會亦建議修訂細則以遵守於二零零五年一月一日生效之新《企業管治常規守則》及《公司管治報告》規則，尤其是守則條文第A.4.2條。有關建議修訂細則之特別決議案將於股東特別大會上提呈。

本通函之目的為提供(i)新持續關連交易協議之詳情、修訂每年基準上限、補充協議及建議修訂細則；(ii)獨立董事委員會致獨立股東之建議；(iii)滙富致獨立董事委員會及獨立股東之意見；及(iv)召開股東特別大會之通告。

A. 新持續關連交易

新持續關連交易之詳情

新持續關連交易包括根據下列之有條件協議項下卜蜂國際各自的附屬公司與廣州蓮花之交易：－

(1) 正大食品包裝食品及家禽產品新供應協議；

(2) 青島正大雞肉及加工肉品新供應協議(1)；及

(3) 寧波正大糧油食用油新供應協議。

新持續關連交易協議

(1) *正大食品包裝食品及家禽產品新供應協議*

訂立日期

二零零五年九月九日

訂約方

1. 正大食品(作為供應商)

2. 廣州蓮花(作為採購方)

貨品

包裝食品、家禽產品及加工肉品

年期

自Lotus-CPF協議之完成日期起至二零零七年十二月三十一日止。

花。該等協議載列有關之卜蜂國際附屬公司將供應有關貨品之架構，廣州蓮花採購有關貨品而不時向有關之卜蜂國際附屬公司作出特定訂單時尤其須遵守之主要條款及條件及一般定價原則。

於Lotus-CPF協議完成時，廣州蓮花將成為正大企業之附屬公司及卜蜂國際控權股東之聯繫人士，因此，根據上市規則第14A.11條之定義下，為卜蜂國際之關連人士。當廣州蓮花成為卜蜂國際之關連人士後，新持續關連交易將構成卜蜂國際之關連交易，及新持續關連交易協議之條款及其有關每年基準上限須於股東特別大會上取得獨立股東批准，並為獨立董事委員會意見及滙富公平意見之主旨。完成Lotus-CPF協議之條件，其中包括，須取得正大企業獨立股東之批准。倘Lotus-CPF協議未能完成，根據上市規則下，廣州蓮花將不會成為卜蜂國際關連人士之聯繫人士。卜蜂國際與廣州蓮花根據新持續關連交易協議項下之任何交易將不會構成關連交易並無須取得獨立股東之批准。

董事會亦於公佈中參照先前公佈，本公司公佈本集團訂立若干包括上海蓮花持續關連交易（定義見先前公佈）之持續關連交易，每項交易及有關每年基準上限均於先前股東特別大會上取得獨立股東批准。上海蓮花於近幾個月對有關貨品之需求顯著上升，超越董事先前之預期。由二零零五年一月一日至九月三十日期間，根據上海蓮花持續關連交易供應予上海蓮花之有關貨品累計值，已差不多達截至二零零五年十二月三十一日止全個財政年度之有關每年基準上限。為了讓正大食品及香河正大可繼續根據上海蓮花持續關連交易協議下之條款及條件供應有關貨品予上海蓮花，正大食品及香河正大建議增加已於先前股東特別大會上取得獨立股東批准之現時每年基準上限至修訂每年基準上限。

上海蓮花持續關連交易其中一項之交易為香河正大根據上海蓮花鴨肉及加工肉品購貨協議，供應鴨肉及加工肉品予上海蓮花。由於香河正大已開始供應羽絨予上海蓮花，預期上海蓮花對羽絨之需求可能持續上升，於二零零五年十月五日，上海蓮花與香河正大簽訂補充協議，以擴大香河正大供應予上海蓮花之貨品範疇（包括羽絨）。除上述披露者外，上海蓮花鴨肉及加工肉品購貨協議內之其他所有條款將維持不變。補充協議及每項修訂每年基準上限須於股東特別大會上取得獨立股東批准，並為獨立董事委員會意見及滙富公平意見之主旨。

謝氏家族股東及其各自之聯繫人士（包括CPI Holding Co., Ltd.及Worth Access Trading Limited）將於股東特別大會上放棄投票有關批准新持續關連交易之條款及有關每年基準上限、修訂每年基準上限及補充協議之普通決議案。

卜蜂國際有限公司

（於百慕達註冊成立之有限公司）

（股份編號：43）

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
黃業夫先生
何炎光先生
何平僊先生
白善霖先生
謝吉人先生
謝杰人先生
謝仁基先生
謝漢人先生
馬照祥先生*
Kowit Wattana先生*
Sombat Deo-isres先生*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點：
香港
夏慤道十六號
遠東金融中心
二十一樓

* 獨立非執行董事

敬啟者：

新持續關連交易、根據上海蓮花持續關連交易下修訂現時每年基準上限、補充協議及建議修訂細則

緒言

董事會於公佈宣告，其中包括，於二零零五年九月九日，有關之卜蜂國際附屬公司與廣州蓮花訂立正大食品包裝食品及家禽產品新供應協議、青島正大雞肉及加工肉品新供應協議(1)及寧波正大糧油食用油新供應協議，協議涉及有關之卜蜂國際附屬公司供應貨品（包括包裝食品、家禽產品、食用油及雞肉及加工肉品）予廣州蓮

「股東」	指	卜蜂國際之股東
「聯交所」	指	香港聯合交易所有限公司
「補充協議」	指	於二零零五年十月五日由上海蓮花及香河正大簽訂，有關修訂上海蓮花鴨肉及加工肉品購貨協議若干條款之補充協議
「香河正大」	指	香河正大有限公司，為卜蜂國際於中國成立之一家全外資企業附屬公司

本通函內之人民幣及美元乃按以下滙率兑換為港元，惟僅作説明用途，並不表示任何人民幣或美元款額可能已經或可能將會按該等滙率或任何其他滙率兑換：

人民幣1.00元	0.96港元
1.00美元	7.80港元

「修訂每年基準上限」	指	根據上海蓮花持續關連交易而建議修訂截至二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日止三個財政年度之每年基準上限，並須於將舉行之股東特別大會上取得獨立股東批准
「人民幣」	指	人民幣，中國之法定貨幣
「證券條例」	指	不時修訂之證券及期貨條例(香港法例第571章)
「股東特別大會」	指	卜蜂國際將於二零零五年十一月三十日星期三上午十一時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行之股東特別大會，藉以批准新持續關連交易之條款及有關每年基準上限、修訂每年基準上限、補充協議及建議修訂細則，有關之大會通告載於本通函第44至第47頁
「上海蓮花」	指	上海易初蓮花連鎖超市有限公司，為C.P. Seven Eleven於中國成立之一家中外合資企業附屬公司
「上海蓮花雞肉及加工肉品購貨協議(2)」	指	於二零零五年二月十五日由上海蓮花及正大食品簽訂，有關上海蓮花持續向正大食品購買雞肉及加工肉品之購貨協議
「上海蓮花持續關連交易」	指	上海蓮花持續關連交易協議項下之持續交易，根據上市規則之定義下構成持續關連交易
「上海蓮花持續關連交易協議」	指	上海蓮花雞肉及加工肉品購貨協議(2)、上海蓮花鴨肉及加工肉品購貨協議及補充協議
「上海蓮花鴨肉及加工肉品購貨協議」	指	於二零零五年二月十五日由上海蓮花及香河正大簽訂，有關上海蓮花持續向香河正大購買鴨肉及加工肉品之購貨協議，其條款於補充協議內修訂

「上市規則」	指	聯交所證券上市規則
「Lotus-CPF協議」	指	於二零零五年九月九日由Union Growth Investments Limited及Charoen Pokphand Group Co., Ltd.簽訂之有條件協議，有關Union Growth Investments Limited收購Lotus-CPF (PRC) Investment Company Limited已發行股本之10%權益，有關之詳情於正大企業在二零零五年九月十六日之公佈內披露
「新持續關連交易」	指	新持續關連交易協議項下之交易
「新持續關連交易協議」	指	正大食品包裝食品及家禽產品新供應協議、青島正大雞肉及加工肉品新供應協議(1)及寧波正大糧油食用油新供應協議
「寧波正大糧油食用油新供應協議」	指	於二零零五年九月九日由寧波糧油及廣州蓮花簽訂，有關寧波糧油持續向廣州蓮花供應食用油之供應協議
「寧波糧油」	指	寧波正大糧油實業有限公司，為卜蜂國際於中國成立之一家全外資企業附屬公司
「中國」	指	中華人民共和國，惟在此通函並不包括香港、澳門特別行政區及台灣
「先前公佈」	指	卜蜂國際於二零零五年二月十七日刊發之公佈，其中包括持續關連交易(定義在其中)
「先前股東特別大會」	指	本公司於二零零五年四月二十一日召開之股東特別大會
「青島正大」	指	青島正大有限公司，為卜蜂國際於中國成立之一家全外資企業附屬公司

「董事」	指	卜蜂國際之董事
「現時每年基準上限」	指	於先前股東特別大會取得獨立股東批准上海蓮花持續關連交易之現時每年基準上限
「青島正大雞肉及加工肉品新供應協議(1)」	指	於二零零五年九月九日由青島正大及廣州蓮花簽訂，有關青島正大持續向廣州蓮花供應雞肉及加工肉品之供應協議
「本集團」	指	卜蜂國際及其附屬公司
「廣州蓮花」	指	廣州易初蓮花連鎖超市有限公司，為Lotus-CPF (PRC) Investment Company Limited於中國成立之一家有限責任附屬公司
「港元」	指	港幣，香港之法定貨幣
「香港」	指	中國之香港特別行政區
「獨立董事委員會」	指	董事會之獨立委員會，成員包括三位獨立非執行董事，就新持續關連交易之條款及有關每年基準上限、修訂每年基準上限及補充協議向獨立股東提供意見
「獨立股東」	指	謝氏家族股東及其各自之聯繫人士(包括CPI Holding Co., Ltd.及Worth Access Trading Limited)以外之股東
「滙富」	指	滙富融資有限公司，根據證券條例附表5所載，第6類受規管業務之持牌法團，已獲委任為獨立財務顧問，就新持續關連交易之條款及有關每年基準上限、修訂每年基準上限及補充協議向獨立董事委員會及獨立股東提供意見
「最後實際可行日期」	指	二零零五年十月二十五日，本通函付印前及確定所載若干資料之最後實際可行日期

釋 義

本通函內，除文義另有所指外，下列片語具有以下涵義：

「公佈」	指	本公司於二零零五年十月五日刊發之公佈
「聯繫人士」	指	根據上市規則下之定義
「董事會」	指	董事會
「細則」	指	卜蜂國際之細則(不時修訂)
「謝氏家族股東」	指	謝氏家族之四名成員，包括謝正民先生、謝大民先生、謝中民先生及謝國民先生合共間接擁有卜蜂國際已發行股本約51.43%權益
「正大食品」	指	正大食品企業(上海)有限公司，為卜蜂國際於中國成立之一家全外資企業附屬公司
「正大食品包裝食品及家禽產品新供應協議」	指	於二零零五年九月九日由正大食品及廣州蓮花簽訂，有關正大食品持續向廣州蓮花供應包裝食品、家禽產品及加工肉品之供應協議
「關連人士」	指	根據上市規則下之定義
「卜蜂國際」或「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市
「卜蜂國際附屬公司」	指	正大食品、青島正大及寧波糧油
「C.P. Seven Eleven」	指	C.P. Seven Eleven Public Company Limited，一家於泰國註冊成立之公司，其股份於泰國證券交易所上市
「正大企業」	指	正大企業國際有限公司，一家於開曼群島註冊成立之公司，其股份於聯交所主板上市

目錄

閣下如對本通函之任何方面**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

卜蜂國際有限公司

（於百慕達註冊成立之有限公司）
（股份編號：43）

新持續關連交易、根據上海蓮花持續關連交易下修訂現時每年基準上限、補充協議及建議修訂細則

獨立董事委員會及獨立股東之獨立財務顧問

集團 滙富 *KingswayGroup*

滙富融資有限公司

董事會函件載於本通函第6至18頁。獨立董事委員會致獨立股東之函件載於本通函第19頁。滙富融資有限公司致獨立董事委員會及獨立股東提供之意見函件載於本通函第20至第36頁。

卜蜂國際有限公司謹訂於二零零五年十一月三十日星期三上午十一時三十分假座香港夏愨道十六號遠東金融中心二十一樓召開股東特別大會，大會通告載於本通函第44至第47頁。

無論 閣下是否有意出席股東特別大會，務請盡快將隨附之代表委任表格按其列印之指示填妥，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後， 閣下仍可按意願親自出席上述大會或其任何續會，並於會上投票。

二零零五年十月二十七日